UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of report: March 22, 2021

Gage Growth Corp.

(formerly, Wolverine Partners Corp.)

(Exact name of issuer as specified in its charter)

N/A

(I.R.S. Employer Identification Number)

77 King Street West, Suite 400, Toronto, Ontario, Canada M5K 0A1

(Full mailing address of principal executive office)

(313) 771-5499

(Issuer’s telephone number, including area code)

Item 5.     Non-reliance on Previously Issued Financial Statements

On March 22, 2021, the board of directors (the “Board”) of Gage Growth Corp, formerly Wolverine Partners Corp. (the “Company”) concluded that its previously issued interim financial statements for the six-month period ending June 30, 2020, filed with the Securities and Exchange Commission on September 29, 2020 should no longer be relied upon because of an error in such financial statements. The Company arrived at this conclusion while going through its year-end closing process and audit. Consequently, the Company has restated its condensed consolidated interim financial statements for the aforementioned period, and has attached its revised statements to this Form 1-U as Exhibit A.

The adjustments that were made to correct the interim financial statements are as follows:

1.       The first adjustment was related to the Company’s “customer loyalty points” and impacted the Company’s revenues, cost of sales and deferred revenue. During the Company’s year-end review, it was discovered that the reported sales should have been reduced by customer loyalty points earned and this change also impacted cost of sales both of which were overstated. Additionally, the Company determined that its assumed rate of customer loyalty points was too high, so the Company reduced the rate of accrual and this adjustment impacted its revenues and deferred revenue balance.

2.       The second adjustment was the impact of the sales reduction on the calculation of average sales price used in the Company’s biological assets. This impacted the Company’s unrealized gain on changes in fair value of biological assets as well as the biological asset value on the statement of financial position.

3.       The third adjustment was the refinement of the calculation of the value of the options issued during 2020 as it was determined that the volatility was incorrectly calculated and therefore the Company updated the volatility used in the Black Scholes model to value the options. This caused an increase in the value of the Company’s options issued which impacted both share based compensation expense as well as the amounts capitalized into equity for the options issued during the year.

4.       The fourth adjustment related to a subsequent review of the Company’s sales and lease back documentation, during which it was concluded that these transactions should have been included in the June 30, 2020 statement of financial position.

5.       The fifth adjustment related to a misclassification within shareholders’ equity between reserve for share based payments and accumulated other comprehensive income.

6.       The sixth and final adjustment related to a determination that the tax treatment of unrealized gains and losses on one of the Company’s investments was applied to the wrong tax jurisdiction.

These corrections are noted in the “Corrections” column on the table on page 37 of the adjusted financial statements, attached as Exhibit A.

The Board has discussed its decision to correct its previously issued interim financial statements with its independent auditor, who agrees that the adjustments discussed above should be made to prevent future reliance on the previously issued statements and has had the chance to review adjusted interim financial statements attached as Exhibit A.

EXHIBIT INDEX

Exhibit No.	Description
A	Adjusted Semi-AnnualFinancial Statements for the Six-Month Period Ended June 30, 2020.

B	Audit Committee Resolution

C	Resolution – Approval of Restated Semi-Annual Financial Statements for the Six-Month Period Ended June 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Form 1-U has been signed by the following persons in the capacities and on the date indicated.

Gage Growth Corp.

March 22, 2021	By:	/s/ Fabian Monaco
Fabian Monaco, CEO and Director

Signature	Title	Date
/s/ Fabian Monaco	CEO and Director	March 22, 2021
Fabian Monaco

/s/ Bruce Linton	Executive Chairman and Director	March 22, 2021
Bruce Linton

/s/ David Watza	Chief Financial Officer	March 22, 2021
David Watza

/s/ Michael Hermiz	Director	March 22, 2021
Michael Hermiz

/s/ Michael Finos	President (USA), EVP and Director	March 22, 2021
Michael Finos

/s/ Dr. Rana Harb, PhD, MBA	Director	March 22, 2021
Dr. Rana Harb, PhD, MBA

Exhibit A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒   SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2020

Gage Growth Corp.

(formerly, Wolverine Partners Corp.)

(Exact name of issuer as specified in its charter)

N/A

(I.R.S. Employer Identification Number)

77 King Street West, Suite 400, Toronto, Ontario, Canada M5K 0A1

(Full mailing address of principal executive office)

(313) 771-5499

(Issuer’s telephone number, including area code)

ITEM 1.	MANAGEMENT DISCUSSION AND ANALYSIS

This Management’s Discussion & Analysis (this “MD&A”) has been prepared by management and should be read in conjunction with the condensed consolidated interim financial statements of the Gage Growth Corp. d/b/a Gage Cannabis Co. (the “Corporation” or the “Company”) together with the related notes thereto for the six-month periods ended June 30, 2020 and June 30, 2019, as well as our audited consolidated financial statements and accompanying MD&A for the year ended December 31, 2019. The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Financial information presented in this MD&A is presented in United States (“U.S.”) dollars (“$” OR “US$”), unless otherwise indicated in compliance with International Financial Reporting Standards

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the condensed consolidated interim financial statements of the Company together with the related notes thereto for the six months ended June 30, 2020 and June 30, 2019 in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

This MD&A contains future-oriented financial information and financial outlook information (collectively, "FOFI") about the Corporation’s prospective results of operations, production and production efficiency, commercialization, revenue and cash on hand, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth in the prospectus. FOFI contained in this MD&A was approved by management as of the date of this MD&A and was provided for the purpose of providing further information about the Corporation’s future business operations. The Company disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the FOFI contained in this MD&A should not be used for purposes other than for which it is disclosed herein.

OVERVIEW OF THE CORPORATION

On November 22, 2017, the Company was incorporated under the Canada Business Corporations Act (“CBCA”) as “Wolverine Partners Corp.”. The Corporation’s registered and head office is located at 77 King Street West, Suite 400, Toronto-Dominion Centre Toronto, ON M5K 0A1 Canada. The Corporation formed Spartan Partners Corporation, a Michigan corporation (“Spartan Corporation”), as a wholly-owned subsidiary on March 14, 2018 and Spartan Partners Holdings, LLC, a Michigan limited liability company (“Spartan LLC”) on December 20, 2018. Spartan Corporation is the majority shareholder of Spartan LLC who, in turn, wholly-owns Spartan Partners Services LLC (“Services”), Spartan Partners Properties LLC (“Properties”), and Spartan Partners Licensing LLC (“Licensing”), and Mayde US LLC (“Mayde”), all Michigan limited liability companies. Spartan LLC’s subsidiaries have entered into business relationships with a number of licensed and provisionally licensed cultivators, processors, and retailers in the State of Michigan.

On September 16, 2019, the Corporation entered into an asset purchase agreement with Radicle Cannabis Holdings Inc. (“Radicle”) and Gage Co. Inc., pursuant to which the Corporation purchased the trademarks and goodwill of the Gage brand (the “Gage Brand”) then owned by Radicle.

On October 8, 2019, the Corporation entered into an acquisition agreement wherein the Corporation, through 11650157 Canada Corp. (“SubCo”), agreed to purchase all of the issued and outstanding shares of Rivers Innovations Inc. (“Innovations”). On November 11, 2019, Innovations amalgamated with SubCo to form Gage Innovations Corp., a wholly owned subsidiary of the Corporation, and the Innovations Acquisition closed.

BUSINESS OF THE CORPORATION

The Company and its subsidiaries (collectively referred to the “Corporation”) provide management, consulting, human resources, financing, intellectual property, licensing and real estate support for three licensed cultivation centers in Michigan that currently serve five provisioning centers (with an estimated nine provisioning centers by the end of 2020 based upon management assessment), as of the date of this Form 1-SA with additional locations planned beyond 2020.

The Corporation is a vertically integrated business that provides support services to its affiliated cultivators, processors and provisioning centers that are able to control the entire supply chain from cultivation, to oil extraction and processing, to sale for medical and adult-use through licensed Gage-branded provisioning centers or by direct delivery to customers. The Corporation’s principal assets or businesses in the cannabis industry is predominately in the State of Michigan, USA. The Corporation’s plan is to build a solid support base in Michigan before it expands into other states.

In addition to providing support to Gage-branded provisioning centers, the Corporation has also entered into a licensing and partnership agreement with Cookies Creative Consulting & Promotions, LLC (“Cookies”), a California-based cannabis company, wherein the Corporation provides support for a Cookies provisioning center located in the City of Detroit, and dedicates significant shelf space to display and sell Cookies-brand products at existing Gage provisioning centers. Although the Corporation provides such support and services to such cultivation and provisioning centers through various licensing and services agreements, it does not directly own or operate any of its affiliated entities.

In January 2019, the Corporation entered into membership interest transfer restriction and succession agreements, service agreements, credit facilities, lease agreement and licensing agreements (collectively “Affiliate Agreements”) with AEY Holdings, LLC, AEY Thrive, LLC, Thrive Enterprises, LLC, AEY Capital, LLC, 3 State Park, LLC, Pure Releaf SP Drive, LLC, and Buena Vista Real Estate, LLC (collectively, the “License Holders”), through which the Corporation exerts control but without a financial or economic interest in such License Holders. Through these Affiliate Agreements, the Corporation took on the commitment of various licensed retail and cultivation leased premises, which were then sub-leased to the various License Holders. Since then the Corporation has continued to acquire leases, land, brands and continues to provide support to the License Holders engaged in cultivating, processing and retail sales of cannabinoid-based products and are collectively poised to become a dominant vertically integrated cannabis support company in Michigan.

Non-IFRS Financial and Performance Measures

In addition to providing financial measurements based on IFRS, the Company provides additional financial metrics that are not prepared in accordance with IFRS. Management uses non-IFRS financial measures, in addition to IFRS financial measures, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes and to evaluate the Company’s financial performance. These non-IFRS financial measures are adjusted EBITDA and working capital. Management believes that these non-IFRS financial measures reflect the Company’s ongoing business in a manner that allows for meaningful comparisons and analysis of trends in the business, as they facilitate comparing financial results across accounting periods and to those of peer companies. As there are no standardized methods of calculating these non-IFRS measures, the Company’s methods may differ from those used by others, and accordingly, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Adjusted EBITDA

Adjusted EBITDA is a financial measure that is not defined under IFRS. The Company uses this non-IFRS financial measure and believes it enhances an investor’s understanding of the Company’s financial and operating performance from period to period because it excludes certain material non-cash items and certain other adjustments management believes are not reflective of the Company’s ongoing operations and performance. The adjusted EBITDA excludes from net income as reported interest, share-based compensation, tax, depreciation, non-cash expenses, other income, grow cost expensed for biological assets and unsold inventory, and the non-cash fair value effects of accounting for biological assets and inventories. The Company reports adjusted EBITDA to help investors assess the operating performance of its business. The financial measures noted above are metrics that have been adjusted from the IFRS net income measure in an effort to provide readers with a normalized metric in making comparisons more meaningful across the cannabis industry, as well as to remove non-recurring, irregular and one-time items that may otherwise distort the IFRS net income measure. Other companies in the Corporation’s industry may calculate these measures differently than the Company does, limiting their usefulness as comparative measures.

Reconciliations of Non-IFRS Financial and Performance Measures

The table below reconciles net income to adjusted EBITDA for the periods indicated.

	Six Months Ended
	30-Jun
	2020	2019
Net Income (IFRS)	$(6,018,440)	$(29,249,396)
Add (Deduct) Impact of:
Net Effect of Change in Fair Value of Biological assets	(310,722)	-
Provision for Income Taxes	1,038,500	-
Provision for Deferred Income Taxes	776,406	(258,484)
Reserve for Share Exchange	-	25,160,280
Foreign Exchange (Gain) Loss	(3,017,624)	541,640
Change in fair value of investments	(185,281)	-
Change in fair value of convertible debentures	3,043	-
Interest Expense and Other Income	192,156	(28,340)
Share-based Payment	3,992,874	415,784
Depreciation and Amortization	932,498	485,267
Total Adjustments	3,421,850	26,316,147
Adjusted EBITDA (Non-IFRS)	$(2,596,590)	$(2,933,249)

RESULTS OF OPERATIONS

The Corporation reports results of operations of its affiliates from the date that the Corporation enters into various support services agreements with its affiliates. The following selected financial information for the six months ended June 30, 2020 includes only the results of the operations after the Corporation established such various support services agreements with affiliates. Accordingly, the information included below may not be representative of the results of operations if such affiliates had included their results of operations for the entire reporting period.

The consolidated financial statements of the Corporation for the six-months ended June 30, 2020 include the accounts of the Corporation and its affiliates as follows:

Name of Company	Place of Incorporation / Operation	Functional Currency	Ownership %
Gage Growth Corporation d/b/a Gage Cannabis Co.	Canada	CAD	100%
Spartan Partners Corporation	United States	USD	100%
Spartan Partners Holdings, LLC	United States	USD	51.2%
Spartan Partners Services, LLC	United States	USD	51.2%
Spartan Partners Properties, LLC	United States	USD	51.2%
Spartan Partners Licensing, LLC	United States	USD	51.2%
Mayde US LLC	United States	USD	51.2%
Gage Innovations Corp.	Canada	CAD	100%
Rivers Innovations, Inc.	United States	USD	100%
Rivers Innovations US South LLC	United States	USD	100%
RI SPE 1 LLC	United States	USD	100%

The Corporation through its 51.2% subsidiary, Spartan Partners Holdings, LLC (“Spartan LLC”), provides support services to the following License Holders through the Affiliate Agreements, and holds no financial or economic interests in these license holding companies. The Corporation includes these entities in its consolidation but has allocated the net loss and comprehensive loss in these entitles to non-controlling interest:

Name of Company	Place of Incorporation / Operation	Functional Currency	Ownership & Economic Interest (%)
AEY Holdings LLC	United States	USD	0%
AEY Thrive, LLC	United States	USD	0%
Thrive Enterprises, LLC	United States	USD	0%
AEY Capital, LLC	United States	USD	0%
3 State Park, LLC	United States	USD	0%
Buena Vista Real Estate, LLC	United States	USD	0%
Pure Releaf SP Drive, LLC	United States	USD	0%

All of the Corporation’s revenues from inception to date are from the sale of its cannabis-based products within the state of Michigan, primarily to medical card holders within the State of Michigan.

Revenue is recorded net of customer discounts. Cost of sales may include different costs compared to other manufacturing and distribution companies. The Corporation’s cost of sales includes inventory, product-related costs and costs to ship products to customers.

Six-months ended June 30, 2020 and six-months ended June 30, 2019:

	Six-months ended
	30-Jun-20	30-Jun-19
	$	$	Change
Revenue	$16,986,108	6,885	$16,979,223
Cost of goods sold	(10,064,313)	(3,893)	(10,060,420)
Gain on changes in biological assets	310,722	-	310,722
Gross profit	7,232,517	2,992	7,229,525
Gross profit %	42.6%	43.5%
Operating loss	(7,211,240)	(28,994,580)	21,783,340
Net loss	(6,018,440)	(29,249,396)	23,230,956
Net loss and comprehensive loss	$(9,198,645)	$(28,479,658)	$19,281,013
Loss per share	(0.06)	(0.46)	0.40
Net loss and comprehensive loss attributable to the Corporation	(8,184,405)	(26,047,582)	17,863,177
Cash, end of period	4,051,163	11,785,125	(7,733,962)
Total Assets	$64,432,285	33,029,726	$31,402,559

Revenue for the six months ended June 30, 2020 was $16,986,108. There was only $6,885 revenue in the comparable period of the prior year as the Corporation opened its first provisioning centers in September and October of 2019. The Corporation opened its third provisioning center in Detroit, Michigan in January, 2020 under the Cookies brand. The Corporation opened its fourth provisioning center in Lansing, Michigan in May, 2020. The Corporation opened its fifth provisioning center in Traverse City, Michigan in July, 2020. The Corporation plans to open three to four more provisioning centers before the end of its current fiscal year which ends on December 31, 2020.

Cost of Goods Sold and Net Change in Fair Value of Biological Assets

Cost of goods sold for the six months ended June 30, 2020 was $10,064,313 as compared to $3,893 in the prior year’s six-month period. The six months ended June 30, 2020 cost of goods sold resulted from the sales to retail customers from its provisioning centers as well as the costs of growing and harvesting biological assets at its cultivation centers. The Corporation did not have any cultivation or provisioning centers in operation in the six months ended June 30, 2019.

The License Holders also recorded an unrealized gain on changes in fair value of biological assets of $310,722 representing the fair value of cannabis seeds, clones and pre-harvest plants which were grown in the six-month period ended June 30, 2020. There were no biological assets in the first six months of 2019.

Gross Profit

Gross profit for the six-months ended June 30, 2020 was $7,232,517 or 42.6% of revenue as compared to $2,992 in the comparable period of 2019. Gross profit was higher than the same period in the prior year due to the sales to retail customers from the Corporation’s provisioning centers that were opened in the second half of 2019 and in 2020 as well as the successful harvest of products from its cultivation centers that were also opened in the second half of 2019 and in 2020.

The Corporation recorded an unrealized gain on changes in the fair value of biological assets of $310,722 during the first half of 2020. There was no gain or loss on biological assets in the first half of 2019 as there were no biological assets until after June 30, 2019.

Operating Profit (Loss)

The Corporation incurred an operating loss of $7,211,240 for the period ended June 30, 2020 compared to an operating loss of $28,994,580 in the same period of 2019,

Total operating expenditures were $14,443,757 for the six-months ended June 30, 2020 as compared to $28,997,572 in the comparable period of 2019. The change from the prior year was due to a decrease in share exchange expenses of $25,160,280 partially offset by increases in non-cash share-based expense of $3,577,090, general administration costs of $5,763,538 and sales and marketing costs of $818,606.

Share exchange expense decreased $25,160,280 in the June 30, 2020 six-month period compared to the same period in the prior year due to the Corporation incurring a non-cash expense of $25,160,280 in 2019 which resulted from the fair value of share exchange reserve expenses relating to the acquisition of equity interests in Terra Capital Holdings, LLC paid with exchangeable units issued by Spartan LLC.

Share-based compensation expense increased $3,577,090 due to option issuances to employees in 2019 and option and share issuances to employees in 2020 which aligns those receiving options with contributing to the long-term growth and success of the Corporation. The Corporation recognizes the expense, based on the fair value of the options at grant date, using the Black-Scholes option pricing model and amortized over the vesting period of the options.

General administration costs increased by $5,763,538 in the June 30, 2020 six-month period compared to the same period in the prior year primarily due to costs of operating the provisioning centers which drove the sales in the period and the cultivation centers which were not in operation during the six-month period ending June 30, 2019.

Selling and marketing expenses increased $818,605 for the six months ended June 30, 2020 as compared to the same period in 2019. The increase was primarily due to costs of brand licensing agreements that increased due to promotional activities to support the sale of Cookies and Gage branded products as well as raising awareness of the Gage and Cookies provisioning centers.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation’s primary need for liquidity is to fund working capital requirements of business operations, capital expenditures, expansions, acquisitions, and for general corporate purposes. The Corporation is an early stage growth company. Although it is generating cash from sales in 2020, it will continue to rely on financing to support current operations, expand its cultivation facilities and new provisioning center acquisitions that are expected to generate earnings in the long term.

The Corporation’s primary sources of liquidity are gross profits generated by the sales to retail customers at its provisioning centers as well as funds generated through financing activities including the placement of equity from private placements as well as utilizing its fixed assets, specifically land and building, to generate debt financing. The Corporation’s ability to fund its operations, to make planned capital expenditures, and to make planned acquisitions, depends on its future operating performance and cash flows, which are subject to prevailing economic and regulatory conditions and financial, business, and other factors, some of which are beyond the Corporation’s control. The Corporation expects that its cash on hand and cash flows from operations, along with private placement equity and debt financing, will be adequate to meet its capital requirements and operational needs for the next 12 months.

Working Capital

The Corporation’s financial position and liquidity as of June 30, 2020, consisted of an ending cash position of $4,051,163, with no bank debt. At December 31, 2019, the Corporation had $9,705,991 of cash and $6,500,000 of term deposits.

Cash Flow

The following table summarizes the sources and uses of cash for the six-months ended June 30, 2020 and 2019:

	Six Months Ended
	June 30,
	2020	2019
	$	$
Net loss for the year	$(6,018,440)	$(29,249,396)
Net cash used in operating activities	(1,134,033)	(2,771,292)
Net cash used in investing activities	(281,779)	(13,062,778)
Net cash provided by (used in) financing activities	(1,239,304)	21,216,119
Net increase (decrease) in cash and cash equivalents	(2,655,116)	5,382,049
Effect of currency translation	(2,999,712)	561,722
Cash and cash equivalents, beginning of year	9,705,991	5,841,354
Cash and cash equivalents, end of year	$4,051,163	$11,785,125

Operating Activities

Cash flow from operating activities was a net cash use of $1,134,033 for the six months ended June 30, 2020, an improvement of $1,637,259 compared to $2,771,292 net cash use during the six months ended June 30, 2019. The improvement in cash used by operating activities year-over-year is primarily a result of the net loss of $6,018,400 for the six months ended June 30, 2020 being $23,230,956 lower than the net loss of $29,249,396 for the same period in the prior year, partially offset by non-cash items of $5,735,583 for the six months ended June 30, 2020 being $20,026,878 less than the non-cash items of $25,762,461 for the six months ending June 30, 2019 as well as the net changes in working capital items of $715,643 as a source of cash in the six months ending June 30, 2019 compared to a use of cash of $851,176 in the six months ending June 30, 2020.

The non-cash items were lower in the six months ending June 30, 2020 as compared to the same period in the prior year primarily due to $25,160,280 of non-cash exchangeable shares issued in the 2019 period and were higher as a result of the non-cash share based expense and higher non-cash depreciation and amortization expenses in the six months ended June 30, 2020 as compared to the same period in 2019.

The $715,643 working capital source of cash in the six months ended June 30, 2019 was driven by the increase in accounts payable and accrued liabilities. The $851,176 working capital use of cash in the six months ended June 30, 2020 was primarily driven by the increases in inventory of $4,191,355 and biological assets of $310,722 offset by related increases in accounts payable and accrued liabilities of $2,290,068, current tax payable of $1,038,500 and deferred revenue of $218,919.

Investing Activities

Net cash used in investing activities was $281,779 for the six months ended June 30, 2020, a decrease of $12,780,999 compared to the $13,062,778 net cash used in investing activities for the six months ended June 30, 2019. This decrease of $12,780,999 of net cash used in investing activities is primarily due to the issuance of notes receivables of $7,561,484 as well as the acquisition of investments of $2,262,929 in the six months ended June 30, 2019 combined with the $6,500,000 source of cash in the six months ended June 30, 2020 from the redemption of a term deposit. These favorable changes in investing activities were partially offset by the source of cash in the six months ending June 30, 2019 from deposits for property acquisitions of $1,073,530 and the collection of a loan receivable of $2,110,537.

Financing Activities

Net cash from Financing Activities was a use of $1,239,304 for the six months ended June 30, 2020, a decrease of $22,455,423 compared to the $21,216,119 net cash provided by financing activities for the six months ended June 30, 2019. The Corporation’s cash provided by financing activities for the six months ended June 30, 2019 was driven by the proceeds from issuance of subordinate voting shares of $21,370,245. The net cash used in financing activities in the six months ended June 30, 2020 of $1,239,304 was principally due to the payment of the lease assignment payable as well as the lease liability.

Off-Balance Sheet Arrangements

As of the date of this filing, the Corporation does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Corporation, including, and without limitation, such considerations as liquidity and capital resources.

Going Concern

The condensed consolidated interim financial statements were prepared on a going concern basis, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business.

Management is of the opinion the continued operations of the Corporation are dependent on its ability to generate future cash flows from operations and obtain additional funding through external financing to deliver on its business plan. There is a risk that financing will not be available on a timely basis or on terms acceptable to the Corporation. The Company has considered the funds raised under the Regulation A, Tier 2, equity financing subsequent to June 30, 2020 as disclosed herein in making this assessment.

 The condensed consolidated interim financial statements do not give effect to any adjustments which would be necessary should the Corporation be unable to continue operations. Management has assessed that it has sufficient working capital and access to funding for the Corporation to continue operations for the next fiscal year, however due to potential uncertainties described above going concern disclosure has been included in the condensed consolidated interim financial statements.

TRENDS IN CASH FLOW, CAPITAL EXPENDITURES AND OPERATING EXPENSES

Drivers of Results of Operations

Revenue

The Corporation derives its revenue from cannabis products which the license holders grows and harvests through cultivation facilities and sells to customers through provisioning centers as well as through wholesale sales. The Corporation has increased its revenue through the start up of 2 new provisioning centers during the six months ended June 30, 2020. At the end of the period, the license holders had 4 provisioning centers operating. Since June 30, 2020, the license holders added one additional provisioning center and has plans to open 3 to 4 more provisioning centers by the end of the current fiscal year. In regards to cultivation facilities, the license holders entered the current fiscal year with one cultivation center operational. During the six months ended June 30, 2020, the license holders launched the operations of a second cultivation center. Since June 30, 2020, the first phase of a third cultivation center became operational in August 2020. It expects to begin harvesting product from this third cultivation center by the end of the current fiscal year. In addition, it is in the process of building out the second phase of its third cultivation center which it expects to be operational during calendar 2021.

Cost of Goods Sold

The Corporations Cost of Goods Sold includes the costs directly attributable to product sales and includes amounts paid to produce finished goods, such as cultivation supplies as well as packaging and other supplies, fees for testing services and processing, rent, utilities, and related costs. To supplement its current cultivation capacity it purchases wholesale flower, concentrates and other cannabis related products. Cannabis costs are affected by various state regulations that limit the sourcing and procurement of cannabis product, which may create fluctuations in margins over comparative periods as the regulatory environment changes. During the six months ended June 30, 2020, the Corporation continued to focus on executing sustainable profitable growth of the Corporation’s base business by expanding its cultivation facilities as well as its provisioning centers.

Total Expenses

Total expenses include corporate infrastructure required to support ongoing business, sales and marketing expenses to accelerate sales at the provisioning centers, depreciation and amortization of the building and equipment for the companies facilities, and share-based payments to align efforts of management and staff with shareholders. In addition, in the first six months of 2019, there was share exchange expense with a shareholder.

Sales and marketing costs support the efforts of the provisioning centers to attract retail customers and elicit customer loyalty to the company’s brands. As a percentage of sales, the Company expects sales to increase at a higher rate, compared to most sales and marketing costs. General and administrative expenses represent costs incurred at the Corporation’s facilities including cultivation and provisioning centers. These expenses primarily relate to personnel costs, including salaries, incentive compensation, benefits, professional service costs, including legal and accounting, licensing costs, facilities costs including security and office expenses. The Company expects to continue to invest thoughtfully in this area to support the Corporation’s aggressive expansion plans and to support the increasing complexity of the cannabis business. Furthermore, to support Corporation’s expansion plans and plans to become a publicly traded company, the Corporation anticipates a commensurate increase in compensation expenses related to recruiting and hiring talent, accounting, legal and professional fees.

Provision for Income Taxes

The Corporation is subject to federal income taxes and state income taxes in the jurisdictions in which it operates and, consequently, income tax expense is a function of the allocation of taxable income by legal entity and the various activities that impact the timing of taxable events. The Corporation is subject to the limits of IRC Section 280E under which the Corporation is only allowed to deduct expenses directly related to cost of producing the products or cost of products. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E and a higher effective tax rate than most industries.

RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The Corporation’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Corporation. Key management personnel include members of the Board of Directors, Chief Executive Officer/President and Chief Financial Officer. Compensation of key management personnel may include short-term and long-term benefits. Short-term benefits include salaries and bonuses. Share-based compensation include warrants and stock options vested during the year.

Compensation provided to key management for the six months ended June 30, 2020 and June 30, 2019 is as follows:

	June 30, 2020	June 30, 2019
	$	$
Salaries and benefits	321,174	11,836
Share-based payments	2,371,782	112,170
	2,692,956	124,006

The following are events occurring subsequent to June 30, 2020 and up to March 22, 2021:

(a)	On July 3, 2020, the Corporation opened its fifth provisioning center in Traverse City, Michigan.

(b)	On July 20 and September 1, 2020, the Corporation granted 400,000 and 200,000 stock options, respectively, to employees of the Corporation. The options are exercisable at CAD $1.50 per share for a period of 5 years subject to three year vesting terms.

(c)	On August 25, 2020, the Company through its wholly owned subsidiary, Spartan Partners Properties LLC, entered into Purchase Agreements with Koach whereby Koach purchased the Company’s real properties located in Bay City, Michigan, Traverse City, Michigan and Kalamazoo, Michigan (the “Properties”) for a total of $5,050,000. On August 26th, 2020, the Company entered into lease agreements for the Bay City, Traverse City, and Kalamazoo properties for a term of 10 years with two extension options of 10 years each. The terms of the lease agreements provide a one-time right of first refusal to purchase the property and the right to purchase the property at $1.3 million, $1.8 million, and $2.0 million, respectively.

(d)	On June 22, 2020, AEY Capital, LLC (“AEY Capital”), an affiliated licensed entity of the Corporation, entered into a Membership Interest Purchase Agreement with Dr. Mark Morin, wherein AEY Capital agreed to purchase 100% of the membership interests in Thrive Enterprises, LLC for an aggregate purchase price of $5,375,000. These agreements were contingent upon approval from the Michigan Marijuana Regulation Agency, such approval was received on September 3, 2020.

(e)	On September 30, 2020, the Company issued 2,300 debenture units at CAD 1,000 per unit and 750 debenture units at USD 1,000 per unit. Each CAD Unit comprised of one (1) CAD 1,000 debenture and 67 share purchase warrants. Each CAD warrant entitles the holder to purchase one Subordinate Voting Share at a price of CAD 1.50 for a period of 18 months following a liquidity event as defined under the warrant certificate. Each USD Unit comprised of one (1) USD 1,000 debenture and 87 share purchase warrants. Each warrant entitles the holder to purchase one Subordinate Voting Share at a price of USD 1.15 for a period of 18 months following a liquidity event as defined under the warrant certificate.

(f)	On October 1, 2020, the Corporation granted 100,000 Subordinate Voting shares to a former employee. On October 27, 2020, the Corporation granted 45,000 shares to a service provider. On December 2, 2020, the Corporation granted 925,000 shares to service providers.

(g)	On October 23, 2020, the Corporation executed a sale and leaseback of the Ferndale, Michigan facility and received proceeds of $1,912,077, which was net of a land contract payoff of $2,665,268. The lease terms are monthly payments of $52,286 with an annual escalation clause of 2.33% for 10 years. There are two 10-year renewal options at the end of each lease term, and the Corporation has the right to repurchase the property for $7,267,500 between the first and fourth anniversary of the lease inception date.

(h)	On October 27, 2020, the Corporation executed a sale and leaseback of the Grand Rapids, Michigan facility and received proceeds of $2,205,986. The lease terms are monthly payments of $25,630 with an annual escalation clause of 2.33% for 10 years. There are two 10-year renewal options at the end of each lease term, and the Corporation has the right to repurchase the property for $3,562,500 between the first and fourth anniversary of the lease inception date.

(i)	On January 27, 2021, the Corporation completed its offering (the “Reg A Offering”) of Subordinate Voting Shares pursuant to Regulation A, Tier 2, of the U.S. Securities Act. Pursuant to the Reg A Offering, the Corporation issued an aggregate of 28,571,400 Subordinate Voting Shares at a price of $1.75 per share and issued 23,757,145 warrants to purchase Subordinate Voting Shares at a price of $2.60 per share for a period of 3 years. The Company received aggregate gross proceeds of $49,999,950.

(j)	On February 2, 2021, the Corporation granted 1,088,900 options to certain employees, consultants, and officers and directors of the Corporation. Each of these options has an exercise price of $1.75 and expires on February 2, 2026. On February 2, 2021, the Company granted 160,000 Restricted Share Units (RSUs) to an employee and consultant of the Corporation. These shares will vest in two equal installments on August 2, 2021 and February 2, 2022. On February 9, the Company issued 100,000 Subordinate Voting shares to an employee and 70,000 Subordinate Voting shares to service providers. On March 1, 2021, the Company granted 860,000 options to certain employees, consultants, and officers and directors of the Corporation. Each of these options has an exercise price of $1.75 and expires on March 1, 2026. On March 8, 2021, the Company granted 355,000 shares to a contractor of the employee. On March 8, 2021, the Company granted 622,500 options to certain employees, consultants, and officers and directors of the Corporation. Each of these options has an exercise price of $1.75 and expires on March 8, 2026.

OUTSTANDING SHARE DATA

As of June 30, 2020, the Corporation had the following shares outstanding:

•	106,622,799 Subordinate Voting Shares; and

•	1,500,000 Super Voting Shares

And the following dilutive equity instrument outstanding:

•	1,500,000 Exchangeable Units which are exchangeable into 75,000,000 Subordinate Voting Shares;

•	13,495,140 stock options of which 3,933,333 are exercisable;

•	4,422,000 warrants of which none were vested as of June 30, 2020

As at the date of this Form 1-SA, the Corporation has the following shares outstanding:

•	136,789,199 Subordinate Voting Shares; and

•	1,500,000 Super Voting Shares

And the following dilutive equity instrument outstanding:

•	1,500,000 Exchangeable Units which are exchangeable into 75,000,000 Subordinate Voting Shares;

•	16,193,227 stock options of which 5,506,787 are exercisable;

•	28,398,495 warrants of which 26,187,495 are exercisable

ITEM 2.	OTHER INFORMATION

There were no events that required disclosure under Form 1-U during the first six months of 2020.

ITEM 3.	AMENDED AND RESTATED FINANCIAL STATEMENTS

Gage Growth Corp. (formerly, Wolverine Partners Corp.)

Amended and Restated Condensed Consolidated Interim Financial Statements (Unaudited)

For six months ended June 30, 2020 and 2019

(In United States Dollars)

Gage Growth Corp. (formerly, Wolverine Partners Corp.)
Amended and Restated Condensed Consolidated Interim Statements of Financial Position
As at June 30, 2020 and December 31, 2019

(In United States Dollars, unless stated otherwise)

		(Unaudited)
		June 30, 2020 (Restated – Note 27)	December 31, 2019
	Notes	$	$
Assets
Current
Cash and cash equivalents		4,051,163	9,705,991
Marketable securities	6	75,200	198,164
Term deposits		-	6,500,000
Accounts receivable		266,396	35,177
Convertible debenture		352,731	363,962
Interest receivable		22,007	57,795
Promissory note		512,008	504,113
Prepaids		212,238	734,311
Biological assets	7	835,371	524,649
Inventory	8	6,099,304	1,907,949
Other receivables		1,692,525	-
		14,118,943	20,532,111
Non-current assets
Property, plant and equipment	9	32,080,300	27,346,304
Right of use assets	10	4,448,988	3,626,267
Deposits		855,631	615,131
Intangible assets	11	411,617	153,988
Investments	12	12,516,806	12,329,330
		50,313,342	44,071,020
		64,432,285	64,603,131
Liabilities
Current
Accounts payable and accrued liabilities	15	6,904,187	4,152,165
Current tax payable	15	1,038,500	-
Lease liability	10	865,828	178,135
Lease assignment payable	10	550,000	1,450,000
Property purchase payable	16	180,000	192,070
Deferred revenue		248,962	30,043
		9,787,477	6,002,413
Non-current liabilities
Lease liability	10	1,872,634	1,383,591
Property purchase payable	16	2,390,146	2,405,734
Deferred tax liabilities		1,544,906	768,500
		5,807,686	4,557,825
		15,595,163	10,560,238
Shareholders' Equity
Share capital	17	68,196,741	67,097,910
Reserve for warrants		2,075,919	829,082
Reserve for share-based payments	17	3,192,830	1,545,624
Reserve for share exchange	17	58,969,446	58,969,446
Accumulated other comprehensive income (loss)		(2,314,828)	865,377
Deficit		(58,715,371)	(53,711,171)
		71,404,737	75,596,268
Non-controlling interest	19	(22,567,615)	(21,553,375)
Equity attributable to shareholders		48,837,122	54,042,893
		64,432,285	64,603,131
Incorporation, Nature of Operations and Going Concern	1
Commitment and contingencies	21
Subsequent events	26

Approved on behalf of the Board of Directors on March 22, 2021
	"Fabian Monaco"	"David Watza"
	Chief Executive	Chief Financial
	Officer	Officer

The accompanying notes are an integral part of these amended and restated condensed consolidated financial statements.

Gage Growth Corp. (formerly, Wolverine Partners Corp.)

Amended and Restated Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

For six months ended June 30, 2020 and 2019

(In United States Dollars, unless stated otherwise)

(Unaudited)

		Six months ended June 30,
		2020 (Restated – Note 27)	2019
	Notes	$	$
Revenue		16,986,108	6,885
Cost of sales		(10,064,313)	(3,893)
		6,921,795	2,992
Unrealized gain on changes in fair value of biological assets	7	310,722	-
Gross Profit		7,232,517	2,992

Expenses
Share exchange		-	25,160,280
General administration	13	8,482,346	2,718,808
Sales and marketing	14	1,036,039	217,434
Depreciation and amortization		932,498	485,266
Share-based payments	17	3,992,874	415,784
		14,443,757	28,997,572

Loss from operations		(7,211,240)	(28,994,580)

Other (Income) expenses
Interest expense and other income		192,156	(28,340)
Foreign exchange loss		(3,017,624)	541,640
Change in fair value of convertible debenture		3,043	-
Change in fair value of investments		(185,281)	-
Loss before taxes		(4,203,534)	(29,507,880)

Income tax expense (income)
Current	20	1,038,500	-
Deferred	20	776,406	(258,484)
Net loss for the period		(6,018,440)	(29,249,396)

Net loss attributable to subordinate shareholders		(5,004,200)	(26,817,320)
Net loss attributable to non-controlling interest	19	(1,014,240)	(2,432,076)
		(6,018,440)	(29,249,396)
Other comprehensive (loss) income ("OCI")
Items that may be reclassified to profit or loss
Unrealized loss on market able securities		(113,351)	-
Items that will not be reclassified to profit or loss
Unrealized foreign currency translation gain (loss)		(3,066,854)	769,738
		(3,180,205)	769,738

Net loss and comprehensive loss for the period		(9,198,645)	(28,479,658)

Net loss and comprehensive loss attributable to subordinate shareholders		(8,184,405)	(26,047,582)
Net loss and comprehensive loss attributable to non-controlling interest	19	(1,014,240)	(2,432,076)
		(9,198,645)	(28,479,658)

Basic and Diluted net loss per share	23	$(0.06)	$(0.46)
Weighted-average number of shares outstanding - basic and diluted		105,787,634	62,943,354

The accompanying notes are an integral part of these amended and restated condensed consolidated financial statements.

Gage Growth Corp. (formerly, Wolverine Partners Corp.)

Amended and Restated Condensed Consolidated Interim Statements of Cash Flows

For six months ended June 30, 2020 and 2019

(In United States Dollars, unless stated otherwise)

(Unaudited)

	Six months ended June 30,
	2020 (Restated – Note 27)	2019
	$	$
Operating activities
Net loss for the period	(6,018,440)	(29,249,396)
Adjustments for non-cash items:
Depreciation and amortization	932,498	270,077
Share-based payments	3,992,874	415,784
Foreign exchange (gain) /loss	23,887	-
Change in fair value of investments	(185,281)	-
Change in fair value of convertible debenture	3,043	-
Deferred tax provision	776,406	(258,484)
Deferred liabilities	-	10,000
Exchangeable shares issued	-	25,160,280
Interest expense	192,156	164,804
Changes in working capital items:
Accounts receivable	(231,219)	-
Interest receivable	35,788	(47,008)
Other receivables	(210,889)	(128,228)
Promissory note	(7,895)	25,000
Prepaids	517,629	(2,641)
Biological assets	(310,722)	-
Inventory	(4,191,355)	(250,718)
Accounts payable and accrued liabilities	2,290,068	1,119,238
Current tax payable	1,038,500	-
Deferred revenue	218,919	-
Net cash used in operating activities	(1,134,033)	(2,771,292)

Investing activities
Deposits for property acquisition	(202,006)	1,073,530
Issuance of notes receivable	-	(7,561,484)
Redemption of term deposits	6,500,000	-
Collection of loan receivable	-	2,110,537
Acquisition of Investments	-	(2,262,929)
Addition of intangible assets	(274,166)	(196,179)
Purchase of property, plant, and equipment	(6,305,607)	(6,226,253)
Net cash used in investing activities	(281,779)	(13,062,778)

Financing activities
Net proceeds from issuance of subordinate voting shares	-	21,370,245
Lease assignment payable	(900,000)	-
Lease liability payments	(237,234)	(154,126)
Repayments of property purchase payable	(102,070)	-
Net cash provided by (used in) financing activities	(1,239,304)	21,216,119

Increase in cash and cash equivalents	(2,655,116)	5,382,049
Effect of exchange rate changes on cash and cash equivalents	(2,999,712)	561,722
Cash and cash equivalents, beginning of period	9,705,991	5,841,354
Cash and cash equivalents, end of period	4,051,163	11,785,125

The accompanying notes are an integral part of these amended and restated condensed consolidated financial statements.

Gage Growth Corp. (formerly, Wolverine Partners Corp.)
Amended and Restated Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

For six months ended June 30, 2020 and 2019

(In United States Dollars, unless stated otherwise)

(Unaudited)

	Share Capital
	Number of Subordinate Voting Shares	Share Capital	Contributed surplus	Reserve for share exchange	Accumulated OCI (loss)	Accumulated Deficit	Attributable to subordinate shareholders	Non-controlling interest	Total
	#	$	$	$	$	$	$	$	$
Balance at December 31, 2019	105,622,799	67,097,910	2,374,706	58,969,446	865,377	(53,711,171)	75,596,268	(21,553,375)	54,042,893
Share-based payments	1,000,000	1,098,831	1,647,206	-	-	-	2,746,037	-	2,746,037
Vesting of warrants	-	-	1,246,837	-	-	-	1,246,837	-	1,246,837
Other comprehensive (loss) income	-	-	-	-	(3,180,205)	-	(3,180,205)	-	(3,180,205)
Net loss for the period	-	-	-	-	-	(5,004,200)	(5,004,200)	(1,014,240)	(6,018,440)
Balance at June 30, 2020	106,622,799	68,196,741	5,268,749	58,969,446	(2,314,828)	(58,715,371)	71,404,737	(22,567,615)	48,837,122

Balance at December 31, 2018	52,131,198	9,803,388	30,688	-	(276,051)	(232,303)	9,325,722	-	9,325,722
Private placements of subordinated voting shares	19,000,000	21,322,759	-	-	-	-	21,322,759	-	21,322,759
Share-based payments	-	-	420,340	-	-	-	420,340	-	420,340
Other comprehensive (loss) income	-	-	-	-	769,738	-	769,738	-	769,738
Reserve for share exchange	-	-	-	25,160,280	-	-	25,160,280	-	25,160,280
Net loss for the period	-	-	-	-	-	(26,817,320)	(26,817,320)	(2,432,076)	(29,249,396)
Balance at June 30, 2019	71,131,198	31,126,147	451,028	25,160,280	493,687	(27,049,623)	30,181,519	(2,432,076)	27,749,443

The accompanying notes are an integral part of these amended and restated condensed consolidated financial statements.

Gage Growth Corp. (formerly, Wolverine Partners Corp.)

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For six months ended June 30, 2020 and 2019

(In United States Dollars, unless stated otherwise)

(Unaudited)

1.	INCORPORATION, NATURE OF BUSINESS AND GOING CONCERN

Gage Growth Corp. (“Gage”, the “Corporation”, or the “Company”) was incorporated on November 22, 2017, under the Ontario Business Corporations Act. On March 11, 2019, the Company filed an amendment to the Articles of Incorporation whereby the Company re-designated the existing class of common shares as subordinate voting shares (“Subordinate Voting Shares”) and is authorized to issue an unlimited number of super voting shares (“Super Voting Shares”) and proportionate voting shares (“Proportionate Voting Shares”) (Note 18). The registered office of the Company is located at Suite 400, 77 King Street West Toronto-Dominion Centre, Toronto, Ontario M5K 0A1. The principal activities of the Company are providing branding and crucial support services to affiliated licensed operators that produce, distribute, and sell cannabis and cannabis-related products in the State of Michigan.

Going Concern

These unaudited amended and restated consolidated interim financial statements (“consolidated financial statements”) have been prepared with the assumption that the Company will be able to continue operating as a going concern for the foreseeable future. Going concern assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company had a net loss for the six months period ended June 30, 2020 of $6,018,440 (2019 - $ 29,249,396), as the Company did not incur large, non-cash expenses compared to prior period. The Company’s accumulated deficit at June 30, 2020 was $58,715,371 (2019 - $53,711,171). The Company’s cash used in operations for the six-month period ended June 30, 2020 was $1,134,033 (2019 - $2,771,292).

Management has applied significant judgment in assessing the Company’s ability to continue as a going concern when preparing its consolidated financial statements for the six months ended June 30, 2020 and 2019. Management prepares the consolidated financial statements on a going concern basis unless management either intends to liquidate the entity or has no realistic alternative but to do so. The Company has considered the Regulation A, Tier 2. Equity financing completed subsequent to June 30, 2020 as disclosed in Note 26 in making this assessment.

2.	BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE

Statement of compliance

These consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) using accounting policies consisting with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared in accordance with the same accounting policies and methods of application as the most recent audited financial statements for the year ended December 31, 2019, other than as disclosed in Note 4, except that they do not include all the disclosures required for the annual audited financial statements. These financial statements should be read in conjunction with the audited consolidated financial statements for the Company for the year ended December 31, 2019.

These consolidated financial statements were authorized for issue in accordance with a resolution of the Board of Directors on March 22, 2021.

Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis except for biological assets, financial instruments classified as financial instruments at fair value through profit or loss and at fair value through other comprehensive income and the initial measurement of assets and liabilities acquired through equity transactions, which are initially recorded at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting.

These consolidated financial statements are presented in United States dollars. The Company’s functional currency is the Canadian dollar, and the functional currency of all subsidiaries is the United States dollar. Where the functional currency is different from the presentation currency, assets and liabilities have been translated using the exchange rate at the period end, and income, expenses, and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (the average for the period). All resulting exchange rate differences are recorded in accumulated other comprehensive (loss) income.

Gage Growth Corp. (formerly, Wolverine Partners Corp.)

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For six months ended June 30, 2020 and 2019

(In United States Dollars, unless stated otherwise)

(Unaudited)

Transactions entered into in a currency other than the currency of the primary economic environment in which the Company or its subsidiaries operates (their "functional currency") are recorded at the rates prevailing when the transactions occur except depreciation and amortization which are translated at the rates of exchange applicable to the related assets, with any gains or losses recognized in the consolidated statements of loss and comprehensive loss. Foreign currency monetary assets and liabilities are translated at current rates of exchange with the resulting gain or losses recognized in the consolidated statements of loss and comprehensive loss. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in net loss. Non-monetary assets and liabilities are translated using historical exchange rates. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its controlled subsidiaries. For financial reporting purposes, the Company is considered to control a subsidiary when it is exposed, or has rights, to variable returns from its involvement with the subsidiary and can affect those returns through its power over the subsidiary. Controlled subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company’s equity interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany balances, transactions, income, expenses, profits, and losses, including unrealized gains and losses, have been eliminated upon consolidation.

The accounts of the controlled subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The table below lists the Company’s controlled subsidiaries and the ownership interests in each:

Name of Company	Place of Incorporation / Operation	Functional Currency	Ownership %
Gage Growth Corp. (formerly, Wolverine Partners Corp.)	Canada	CAD	100%
Gage Innovations Corp.	Canada	CAD	100%
Rivers Innovation, Inc.	United States	USD	100%
Rivers Innovations US South LLC	United States	USD	100%
RI SPE LLC	United States	USD	100%
Spartan Partners Corporation	United States	USD	100%
Spartan Partners Holdings, LLC	United States	USD	51.3%
Spartan Partners Services LLC	United States	USD	51.3%
Spartan Partners, Properties LLC	United States	USD	51.3%
Spartan Partners Licensing LLC	United States	USD	51.3%
Mayde US, LLC	United States	USD	51.3%
AEY Holdings, LLC*	United States	USD	0%
AEY Thrive, LLC*	United States	USD	0%
Thrive Enterprises, LLC*	United States	USD	0%
AEY Capital, LLC*	United States	USD	0%
3 State Park, LLC*	United States	USD	0%
Pure Releaf SP Drive, LLC*	United States	USD	0%
Buena Vista Real Estate, LLC*	United States	USD	0%

*The Company through its subsidiaries, entered into Membership Interest Transfer Restriction and Succession Agreement and Services Agreements with its affiliated licensing companies which prevent the licensing companies from taking certain actions or omitting to take certain actions where to do so would be contrary to the expected economic benefits that the Company expects to derive from the relationship with the licensing companies. The Company includes these entities in its consolidation but has allocated their net loss and comprehensive loss in the Company’s consolidated statements of loss and comprehensive loss to net loss attributable to non-controlling interest.

Gage Growth Corp. (formerly, Wolverine Partners Corp.)

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For six months ended June 30, 2020 and 2019

(In United States Dollars, unless stated otherwise)

(Unaudited)

3.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND UNCERTAINTIES

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised. Significant areas requiring the Company to make estimates are further discussed below.

i) Impairment testing and recoverability of assets

The Company reviews the value in use versus the carrying value of each of the individual assets when there are indicators of impairment. The recoverable amount of an asset is estimated based on an assessment of value in use using a discounted cash flow approach. The approach uses cash flow projections based upon a financial forecast approved by management, covering a five-year period. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events.

ii) Private company investments

All privately held investments (including options, warrants and conversion features) are initially recorded at the transaction price, being the fair value at the time of acquisition. At the end of each reporting period, the fair value of an investment may (depending upon the circumstances) be adjusted using one or more of the valuation methods. These are included in Level 3 of the fair value hierarchy (see Note 24).

The determination of fair value of the Company’s privately held investments at other than initial cost, is subject to certain limitations. Financial information for private companies in which the Company has investments may not be available and, even if available, that information may be limited and/or unreliable.

The use of the various valuation approaches may involve uncertainties and determinations based on management’s judgment and any value estimated from these techniques may not be realized or realizable.

Company-specific information is considered when determining whether the fair value of a privately held investment should be adjusted upward or downward at the end of each reporting period. In addition to company-specific information, the Company will also consider trends in general market conditions and the share performance of comparable publicly traded companies when valuing privately held investments.

iii) Consolidation

The Company uses judgment in determining the entities that it controls for consolidation. For financial reporting purposes, an entity is considered controlled when the Company has power over an entity and its ability to affect its economic return from the entity. The Company has power over an entity when it has existing rights that give it the ability to direct relevant activities which can significantly affect the investee’s returns. Such power can result from contractual arrangements. However, certain contractual arrangements contain rights that are designed to protect the Company’s interest, without giving it an economic interest in the entity.

On January 31, 2019, the Company entered into Membership Interest Transfer Restriction and Succession Agreements with five affiliated licensed entities, which were executed in connection with the subsidiary’s extension of credit to the licensed entities along with, among other things, the assumption of certain lease agreements. The Company’s management has assessed that it has the ability to direct relevant activities which could significantly affect and impact the economic benefits derived from its contractual relationship with the affiliated licensed entities.

Gage Growth Corp. (formerly, Wolverine Partners Corp.)

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For six months ended June 30, 2020 and 2019

(In United States Dollars, unless stated otherwise)

(Unaudited)

iv) Business combinations

Judgment is used in determining whether an acquisition is a business combination, or an asset acquisition based on the facts and circumstances of the transaction in relation to the criteria listed in IFRS 3 Business Combinations.

In an asset acquisition, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values and one of the most significant estimates relates to the determination of the fair value of these assets and liabilities. For any assets acquired, depending on the type of asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied.

v) Biological assets and inventory

In calculating the value of the biological assets, management is required to make a number of judgments and estimates, including estimating the stage of growth of the cannabis plants up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields for the cannabis plants. In calculating inventory values, management is required to determine an estimate of the obsolete inventory and compares the inventory cost to estimated net realizable value.

vi) Estimated useful lives of long-lived assets

Depreciation and amortization of property, plant, and equipment and intangible assets are dependent upon estimates of useful lives and the pattern of use of the assets. Management reviews the useful lives of depreciable assets at each reporting date. Management assesses that the useful lives represent the expected utilization in terms of duration of the assets to the Company. Actual utilization, however, may vary due to technical obsolescence.

vii) Share-based payments

The fair value of all share-based payments granted is determined using the Black-Scholes option pricing model which incorporates assumptions regarding risk-free interest rates, dividend yield, expected volatility, estimated forfeitures, and the expected life of options. Since the Company is a private Company, the volatility of the Company’s stock price is based on comparable companies with similar risk profile based on management’s judgement.

viii) Right-of-use assets and lease liabilities

For the measurement of lease liabilities, considerations were given to all factors that create an economic incentive to exercise extension, purchase and termination options available in its leasing arrangements. These options are only included in the lease term if management determines it is reasonably certain to be exercised. The assessment is reviewed if a significant events or significant changes in circumstances occur which affect this assessment.

The Company has applied judgement to determine the incremental borrowing rate and the lease term for some lease contracts in which it is a lessee that include renewal options, which significantly affects the amount of lease contract liability and right-of-use assets recognized. The Company estimates the incremental borrowing rate when initially recording property leases by reviewing recent industry financing terms to estimate the rate of interest that the Company would pay to borrow over a similar term.

ix) Provisions

Provisions represent liabilities of the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Where material, provisions are measured at the present value of the expected expenditures to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Gage Growth Corp. (formerly, Wolverine Partners Corp.)

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For six months ended June 30, 2020 and 2019
(In United States Dollars, unless stated otherwise)
(Unaudited)

x) Income taxes

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

As the Company operates in the cannabis industry, it is subject to the limits of IRC Section 280E under which the Company is only allowed to deduct expenses directly related to sales of the product for US tax purposes. Although proper deductions for cost of goods sold are generally allowed to determine gross income, the scope of such items has been the subject of debate, and deductions for significant costs may not be permitted. While there are currently several pending cases before various administrative and federal courts challenging these restrictions, there is no guarantee that these courts will issue an interpretation of Section 280E favorable to cannabis businesses. Thus, the operations of the Company's US subsidiaries may be subject to United States federal tax, without the benefit of certain deductions or credits.

xi) COVID-19 estimation uncertainty

In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. Government measures to limit the spread of COVID-19, including the closure of non-essential businesses, did not materially disrupt the Company’s operations during the first half of 2020. The production and sale of cannabis have been recognized as essential services in Michigan and allowed to operate subject to new precautionary regulations.

The outbreak of COVID-19 has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine period and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. As of the date of issuance of the financial statements, it is not possible to reliably estimate the length and severity of these developments and its impact on the financial results and financial condition of the Company. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

4.	ACCOUNTING STANDARDS IMPLEMENTED AND NEW ACCOUNTING PRONOUNCEMENTS

IFRS 3

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company has adopted the amendment on its effective date and will evaluate its impact on future business combinations and asset acquisitions in accordance with the standard.

IAS 1

In October 2018, the IASB issued “Definition of Material”, an amendment to IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, to clarify the definition of material and to align the definition used in the Conceptual Framework and the standards themselves. Materiality is defined as “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” This amendment is effective for annual periods beginning January 1, 2020. The Company does not expect the impact of the adoption of this standard to be material on the Company’s consolidated financial statements.

In January, 2020, the IASB issued “Classification of Liabilities as Current or Non-current (Amendments to IAS 1)”. The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Gage Growth Corp. (formerly, Wolverine Partners Corp.)

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For six months ended June 30, 2020 and 2019
(In United States Dollars, unless stated otherwise)
(Unaudited)

5.	ACQUISITION OF ASSETS

On October 8, 2019, the Company entered into an acquisition agreement with 11650157 Canada Corp.(“SubCo”), Rivers Innovations Inc. (“Innovations”) and certain shareholders of Innovations, pursuant to which the Company agreed to purchase all of the issued and outstanding shares of Innovations in exchange for Subordinate Voting Shares in the Company (the “Innovations Acquisition”). In connection with the Innovations Acquisition, the Company issued 34,491,601 Subordinate Voting Shares in exchange for 78,000,000 common shares in the capital of Innovations by way of a three-cornered amalgamation. Upon closing on November 7, 2019, Innovations amalgamated with SubCo to form Gage Innovations Corp., a wholly-owned subsidiary of the Company and issued 88,440 Options and 4,422,000 Subordinate Voting Share purchase warrants of the Company to replace options and share purchase warrants of Innovations and the market-based measure of the replacement options and warrants was allocated between the consideration and post-transaction service.

As the acquisition did not meet the definition of a business in accordance with IFRS, the Company treated the above acquisitions as an asset acquisition.

All assets acquired and liabilities assumed in the above asset acquisition were recorded at their fair values and consideration given in the form of shares and warrants was measured based on the fair value of the net assets acquired as stated below:

Cash and cash equivalents	2,737,862
Term deposits	15,000,000
Loans and interest receivable	7,658,683
Investments in private securities	11,900,000
Investments in marketable securities	259,184
Accounts payable and accrued liabilities	(293,800)
Deferred tax liability	(914,250)
Net assets acquired	36,347,679

Shares issued	35,971,763
Stock options issued	7,100
Warrants issued	368,816
Consideration paid	36,347,679

The term deposit of $15,000,000 has an interest rate of 1.20% and a maturity date of July 26, 2020.

The fair value of 4,422,000 replacement warrants issued to Innovations warrant holders was determined using the Black-Scholes option pricing model with the following inputs and assumptions: Stock price - $1.138; Exercise price - $0.12 - $1.70; Dividend Yield - Nil; Expected volatility – 72.2%; Risk-free interest rate 1.59%; and Expected life of 2.34 years. Of the total fair value attributable to the replacement warrants of $3,063,119, $368,816 is attributable to the consideration paid at acquisition date and remaining is attributable to post transaction service which will be recognized over the remaining vesting period.

The fair value of 88,440 original options issued to Innovations option holders was determined using the Black-Scholes option pricing model with the following inputs and assumptions: Stock price - $1.138; Exercise price - $1.14; Dividend Yield - Nil; Expected volatility – 72.2%; Risk-free interest rate 1.59%; and Expected life of 2.34 years (Note 21).

Gage Growth Corp. (formerly, Wolverine Partners Corp.)

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For six months ended June 30, 2020 and 2019
(In United States Dollars, unless stated otherwise)
(Unaudited)

6.	MARKETABLE SECURITIES

On November 7, 2019, pursuant to the closing of the acquisition of Rivers Innovations Inc. (Note 5), the Company acquired marketable securities consisting of 160,000 shares of Plus Products Inc. The shares were valued at $259,184 upon acquisition. These are strategic investments and therefore the Company has irrevocably elected at initial recognition to recognize these investments as “investments at fair value through other comprehensive income” with any fair value changes recognized directly in other comprehensive income.

During the six months ended June 30, 2020, the Company recognized an unrealized loss of $113,351 (2019 - $67,184) and an unrealized foreign exchange loss of $9,613 (2019 - gain of $6,164) on these investments.

Below is the movement in these marketable securities:

	June 30, 2020	December 31, 2019
	$	$
Opening Balance	198,164	-
Acquired as part of acquisition of River Innovations Inc. (note 5)	-	259,184
Change in fair market value of marketable securities	(113,351)	(67,184)
Foreign exchange gain (loss)	(9,613)	6,164
Ending Balance	75,200	198,164

7.	BIOLOGICAL ASSETS

The Company’s biological assets consist of seeds and cannabis plants. The changes in the carrying value of biological assets are as follows:

	June 30, 2020	December 31, 2019
	$	$
Balance, beginning of year	524,649	-
- Unrealized gain on changes in fair value of biological assets	2,808,822	60,863
- Increase in biological assets due to capitalized costs	3,101,121	925,325
- Transferred to inventory upon harvest	(5,599,221)	(461,539)
Balance, end of year	835,371	524,649

The Company measured its biological assets at fair value less costs to sell. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

The significant assumptions used in determining the fair value of biological assets include the standard cost incurred in each stage of the plant growth, the stage of completion in the production process, including estimate of harvest date and the following:

	June 30, 2020		December 31, 2019
Estimated selling price, net of costs to sell, per gram	$8.08		$8.00
Average yield per plant	472	g	500	g
Attrition rate	22.4%		22.8%
Standard cost per gram	$4.10		$4.37

Gage Growth Corp. (formerly, Wolverine Partners Corp.)

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements
For six months ended June 30, 2020 and 2019
(In United States Dollars, unless stated otherwise)
(Unaudited)

As of June 30, 2020, the weighted-average fair value less cost to complete and cost to sell a gram of dried cannabis was $6.48 (December 31, 2019 - $4.29). It is expected that the Company’s biological assets will yield approximately 445,056 grams (December 31, 2019 - 294,646 grams) of medical cannabis when harvested. The estimated growing period is 16 weeks.

During the six months ended June 30, 2020, the Company’s biological assets produced 383,155 grams (2019 – Nil) of dried cannabis. Included in the June 30, 2020, consolidated statements of loss and comprehensive loss is a gain on biological assets of $310,722 (2019 – Nil).

The Company’s estimates are, by their nature, subject to change, and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

8.       INVENTORY

a

Inventory consists of domestically grown medicinal cannabis, vaporizers, and merchandise for distribution. As of June 30, 2020, the Company has inventory of $6,099,304 (2019 - $1,907,949) comprised of the following:

	June 30, 2020	December 31, 2019
	$	$
Supplies and consumable goods	2,588,673	33,778
Finished goods	3,510,631	1,874,171
Total inventory	6,099,304	1,907,949

9.       PROPERTY, PLANT AND EQUIPMENT

	Land	Building	Leasehold improvements	Machinery and equipment	Office furniture & equipment	Computer and software	Construction in progress	Vehicles	Total
	$	$	$	$	$	$	$	$	$
Cost
At December 31, 2018 and 2017	-	-	-	-	-	-	-	-	-
Additions	2,329,732	4,751,412	1,536,936	1,186,287	703,230	530,435	16,454,596	43,832	27,536,460
At December 31, 2019	2,329,732	4,751,412	1,536,936	1,186,287	703,230	530,435	16,454,596	43,832	27,536,460
Additions, net	-	8,381,266	2,625,210	304,947	1,730,282	141,341	(6,415,946)	13,895	6,780,995
Disposals	(90,000)	(1,092,061)	(341,401)	(4,585)	-	-	(15,825)	-	(1,543,872)
At June 30, 2020	2,239,732	12,040,617	3,820,745	1,486,649	2,433,512	671,776	10,022,825	57,727	32,773,583

Accumulated depreciation
At December 31, 2018 and 2017	-	-	-	-	-	-	-	-	-
Depreciation expense	-	38,396	11,958	40,229	35,282	61,992	-	2,299	190,156
At December 31, 2019	-	38,396	11,958	40,229	35,282	61,992	-	2,299	190,156
Disposal and impairment	-	(2,297)	-	(138)					(2,435)
Depreciation expense		120,284	55,251	127,685	116,833	81,067	-	4,442	505,562
At June 30, 2020	-	156,383	67,209	167,776	152,115	143,059	-	6,741	693,283

Carrying value
At December 31, 2018 and 2017	-	-	-	-	-	-	-	-	-
At December 31, 2019	2,329,732	4,713,016	1,524,978	1,146,058	667,948	468,443	16,454,596	41,533	27,346,304
At June 30, 2020	2,239,732	11,884,234	3,753,536	1,318,873	2,281,397	528,717	10,022,825	50,986	32,080,300

Gage Growth Corp. (formerly, Wolverine Partners Corp.)

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For six months ended June 30, 2020 and 2019

(In United States Dollars, unless stated otherwise)

(Unaudited)

10.       RIGHT-OF-USE LEASE ASSET AND LIABILITY

The Company’s leased assets only include buildings. The Company did not have any leases on the January 1, 2019 date of adoption of IFRS 16 and all leases were entered into subsequent to the adoption date. On January 31, 2019, a subsidiary of the Company entered into Membership Interest Transfer Restriction and Succession Agreements with five affiliated licensed entities, which were executed in connection with the subsidiary’s extension of credit to the licensed entities along with, among other things, the assumption of certain lease agreements.

When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using an incremental borrowing rate of 15%.

Right-of-use-asset	June 30, 2020	December 31, 2019
	$	$
Beginning of period	3,626,267	-
Building lease additions	1,231,485	4,304,092
Depreciation recognized to date	(408,764)	(677,825)
Balance, end of period	4,448,988	3,626,267

Lease liability	June 30, 2020	December 31, 2019
	$	$
Beginning of period	3,011,726	-
Building lease additions	1,231,485	4,304,092
Lease Interest	182,485	439,351
Lease Payments	(1,137,234)	(1,731,717)
Balance, end of period	3,288,462	3,011,726
Less: Current portion	(865,828)	(178,135)
Less: Lease assignment payable	(550,000)	(1,450,000)
Non-current portion	1,872,634	1,383,591

The Company has one short-term lease which expired on November 30, 2019 and was renewed for a further six months. Total lease payment expensed for this short-term lease for the six months ended June 30, 2020 was $9,000 (2019 - $10,800) which is included in the statements of loss and comprehensive loss.

Lease assignment payable pertains to an amount due to a related party (see note 18) relating to initial lease assignment fee for two properties. The total payable balance was $2,800,000. At June 30, 2020, $550,000 (2019 - $1,450,000) is outstanding which is expected be fully paid in 2020.

11.       INTANGIBLE ASSETS

Cost	Brand	Total
	$	$
January 1, 2019	-	-
Additions	192,485	192,485
December 31, 2019	192,485	192,485
Additions	274,166	274,166
June 30, 2020	466,651	466,651

Accumulated Amortization
January 1, 2019	-	-
Amortization	38,497	38,497
December 31, 2019	38,497	38,497
Amortization	16,537	16,537
June 30, 2020	55,034	55,034
Net book value, June 30, 2020	411,617	411,617

Gage Growth Corp. (formerly, Wolverine Partners Corp.)

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For six months ended June 30, 2020 and 2019

(In United States Dollars, unless stated otherwise)

(Unaudited)

12.       INVESTMENTS

(a)	Mass2Media, LLC

On October 8, 2019, pursuant to the acquisition of Rivers Innovations Inc. (Note 5), the Company acquired a 12.5% ownership (on a fully diluted basis) in a private company Mass2Media, LLC, doing business as PX2 Holdings, LLC. The fair value at the date of acquisition was $11,900,000. The fair value measurement for this investment has been categorized as Level 3 fair value based on the inputs to the valuation technique used. The Company determined the fair value of this investment based on a calibration discount to the market-based multiple of enterprise value over trailing twelve-month revenue of selected comparable public companies at period end.

Below is the movement of this investment:

	June 30, 2020	December 31, 2019
	$	$
Balance, beginning of the period	10,800,000	-
Acquired during the period	-	11,900,000
Changes in fair value	291,051	(1,100,000)
Balance, end of period	11,091,051	10,800,000

(b)	Cookies Creative Consulting & Promotions, LLC

On February 20, 2019, the Company, through one of its wholly-owned Michigan subsidiaries, entered into a convertible promissory note purchase agreement with a California Limited Liability Company (CLLC) - Cookies Creative Consulting & Promotions, LLC. The Company, through a purchase of convertible debt, invested $1 Million in exchange for a convertible promissory note with the principal amount of same bearing interest at 2.55% per annum with a two-year maturity date. The Company at its sole discretion, may convert the note, together with all unpaid accrued interest thereon, into Membership Units, on such terms as the Company and the Holder reasonably agree, at a conversion price equal to the Qualified Financing Cap divided by the aggregate number of outstanding shares of Common Stock as of immediately prior to such Maturity Date, on a fully diluted basis. The fair value measurements for this investment has been categorized as Level 3 fair value based on the inputs to the valuation technique used.

This investment was fair valued using discounted cash flows at a discount rate of 12%, with gain in fair value of $36,368 (2019 – loss of $86,000) recorded in the consolidated statements of loss and comprehensive loss.

Below is the movement in this convertible promissory note:

	June 30, 2020	December 31, 2019
	$	$
Balance, beginning of the period	914,000	-
Invested during the year	-	1,000,000
Changes in fair value	36,368	(86,000)
Balance, end of period	950,368	914,000

Gage Growth Corp. (formerly, Wolverine Partners Corp.)

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For six months ended June 30, 2020 and 2019

(In United States Dollars, unless stated otherwise)

(Unaudited)

(c)	Mesh Ventures, LLC

On February 20, 2019, the Company, through one of its wholly-owned Michigan subsidiaries entered into a Subscription Agreement to purchase Class A Common Units and /or Class B Common Units of a Delaware limited liability company – Mesh Ventures LLC, by making a capital investment of $1.5 Million. The fair value measurements for this investment has been categorized as Level 3 fair value based on the inputs to the valuation technique used. This investment is fair valued by indexing against the market price of a diversified industry related exchange traded fund.

Below is the movement in this investment:

	June 30, 2020	December 31, 2019
	$	$
Balance, beginning of the period	615,330	-
Invested during the year	-	1,500,000
Changes in fair value	(139,943)	(884,670)
Balance, end of period	475,387	615,330

13.       GENERAL AND ADMINISTRATIVE EXPENSES

General and administration expenses, excluding share-based payments and depreciation and amortization by nature consist of the following:

	June 30, 2020	June 30, 2019
	$	$
Salaries and benefits	3,812,644	485,274
Consulting fees	1,019,249	1,308,560
Professional fees	949,796	447,987
Office and general	1,563,916	176,752
Repair and maintenance	193,740	40,727
Licenses	295,582	133,844
Insurance	407,276	65,195
Write off non-refundable deposits	3,520	46,689
Property taxes	65,482	8,956
Bad debt expense	650	-
Travel and entertainment	160,746	4,824
Dues and subscriptions	9,745	-
Total general and administration expenses	8,482,346	2,718,808

14.       SALES AND MARKETING EXPENSES

Selling and marketing expenses, excluding share-based payments and depreciation and amortization consist by nature of the following:

	June 30, 2020	June 30, 2019
	$	$
Marketing service	284,258	199,996
Advertising and promotion	267,682	2,938
Public relations	27,050	-
Packaging	97,930	-
Royalty and commission	353,877	12,000
Sponsorship	5,242	2,500
Total sales and marketing expenses	1,036,039	217,434

Gage Growth Corp. (formerly, Wolverine Partners Corp.)

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For six months ended June 30, 2020 and 2019

(In United States Dollars, unless stated otherwise)

(Unaudited)

15.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities comprises of:

	June 30, 2020	December 31, 2019
	$	$
Trade payables	2,690,144	2,495,289
Accrued liabilities	3,649,442	1,464,173
Accrued payroll	286,285	162,625
Sales tax payable	278,316	30,078
	6,904,187	4,152,165

16.       PROPERTY PURCHASE PAYABLE

	June 30, 2020	December 31, 2019
	$	$
Opening balance	2,597,804	-
Additions	-	2,593,528
Interest	74,412	49,276
Payments	(102,070)	(45,000)
Ending balance	2,570,146	2,597,804
Less: current portion	(180,000)	(192,070)
Non-current balance	2,390,146	2,405,734

Property purchase payable amounts represent the balance due on purchase of Land and Building in accordance with agreements entered into on September 6, 2019. The total sale price of the property (land and building) was $3,593,528 of which $1,000,000 was paid at closing and remaining $2,593,528 debt carries an interest rate of 11% per annum. The debt is secured by the property. The balance owed to the seller must be satisfied on or before July 30, 2022. Current minimum monthly payments total $15,000. The Company has the option to prepay all or any portion of the principal balance after 24 months of payments have been made. If the Company prepays all or any portion of the principal balance prior to 24 months, any principle and interest payments that were due, must be paid.

17.       SHARE CAPITAL

As of June 30, 2020, the Company’s share capital consisted of:

a.	An unlimited number of subordinate voting shares of which 106,622,799 shares are issued;

b.	An unlimited number of super-voting shares of which 1,500,000 shares are issued; and

c.	1,500,000 Exchangeable Units issued by Spartan Partners Holding, LLC, which are exchangeable for either 75,000,000 subordinate voting Shares or 1,500,000 Proportionate Voting Shares of the Company.

Gage Growth Corp. (formerly, Wolverine Partners Corp.)

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For six months ended June 30, 2020 and 2019

(In United States Dollars, unless stated otherwise)

(Unaudited)

Subordinate voting shares

The following were activities of subordinate voting shares during the six month period ending June 30, 2020:

	Number of Subordinate Voting Shares
	#	$
Balance, December 31, 2018	52,131,198	9,803,388
Private place of subordinate voting shares	19,000,000	21,322,759
Acquisition of Rivers Innovations Inc.	34,491,601	35,971,763
Balance, December 31, 2019	105,622,799	67,097,910
Issuance of subordinate voting shares for service	1,000,000	1,098,831
Balance, June 30, 2020	106,622,799	68,196,741

(a)	On June 1, 2020, pursuant to an employment agreement, the Company issued 1,000,000 subordinate voting shares at a fair value of CAD$1.50 per share for value of $1,098,831 (CAD$1,500,000) of prior services received. The shares are vested immediately and the Company recorded a share-based expense of $1,098,831 during the period.

Exchangeable Units

	Number of Exchangeable Units	Amount
	#	$
Balance, December 31, 2018	-	-
Exchangeable Units issued for Terra Capital Holdings, LLC (a)	900,000	25,160,280
Exchangeable Units issued for merger with Mayde Inc. (b)	600,000	33,809,166
Balance, June 30, 2020 and December 31, 2019	1,500,000	58,969,446

(a)	On March 11, 2019, pursuant to certain agreements in connection with the acquisition of equity interests in Terra Capital Holdings, LLC, Spartan Partners Holdings, LLC issued 900,000 Exchangeable Units at a fair value of $25,160,280 and 900,000 Super Voting Shares at $0.0001 per share to a director in the Company in exchange for a call option to purchase membership interests in AEY Capital LLC and 3 State Park, LLC. The call option was considered to have nominal value as the Company already controlled these entities through other agreements. The Exchangeable Units are exchangeable for 45,000,000 Subordinate Voting Shares or 900,000 Proportionate Voting Shares of the Company.

(b)	On August 23, 2019, pursuant to certain agreements in connection with the merger with Mayde US LLC, Spartan Partners Holdings, LLC issued 600,000 Exchangeable Units at a fair value of $33,809,166 to Mayde, Inc. and 600,000 Super Voting Shares at $0.0001 per share to a director of the Company in exchange for options to acquire two properties. The options had exercise prices equivalent to the properties’ fair values, therefore, the option had nominal value. The Exchangeable Units are exchangeable for 30,000,000 Subordinate Voting Shares or 600,000 Proportionate Voting Shares of the Company.

Stock option plan

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, grant to directors, officers, employees, and consultants of the Company non-transferable options to purchase Super Voting Shares, provided that the number of common shares reserved for issuance under the Stock Option Plan shall not exceed fifteen percent (15%) of the issued and outstanding common shares. The options are exercisable for the period of up to ten (10) years.

The Board of Directors determines the price per common share and the number of common shares that may be allocated to each director, officer, employee, and consultant and all other terms and conditions of the option. The following is option activity for the six months ended June 30, 2020 and year ended December 31, 2019:

Gage Growth Corp. (formerly, Wolverine Partners Corp.)

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For six months ended June 30, 2020 and 2019

(In United States Dollars, unless stated otherwise)

(Unaudited)

	June 30, 2020		December 31, 2019
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
	#	CAD$	#	CAD$
Balance, beginning of the period	13,238,440	0.89	3,650,000	0.10
Granted	756,700	1.10	9,588,440	1.19
Cancelled	(500,000)	(1.15)	-	-
Balance, end of period	13,495,140	0.69	13,238,440	0.89

a)	On February 13, 2020, the Company granted 6,700 stock options to a consultant. The stock options are vested immediately and have an exercise price of CAD$1.50 and an expiry date of five years from the date of grant.

b)	On May 31, 2020, the Company granted 250,000 stock options to an employee. The stock options have an exercise price of CAD$1.50 and an expiry date of five years from the date of grant. 1/3 of the stock options shall vest on the earlier of twelve months following the grant date, 1/3 shall vest on the earlier of twenty-four months from grant date and, 1/3 shall vest thirty-six months following the grant date.

c)	On June 1, 2020, pursuant to an amended employment agreement, the Company granted 500,000 stock options to be vested 100% on July 31, 2020.

The fair value of the stock options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2020	2019	2018
Expected dividend yield	0%	0%	0%
Expected volatility	170% - 173%	72% - 87%	30%
Risk-free interest rate	0.39% - 1.39%	1.17% - 1.86%	1.80%
Expected life	5	5	3 - 4 years

The fair value of stock options granted is amortized over the vesting period of which $3,992,874 (2019 - $415,784) exercisable in Canadian dollars has been expensed and recorded as a reserve for share-based payments during the six month period ended June 30, 2020.

The following summarizes the stock options outstanding at June 30, 2020:

Options Granted	Options Exercisable	Exercise Price	Weighted-Average Remaining Contractual Life of Outstanding Options
#	#	$	Years
3,650,000	2,433,331	0.07 (C$0.10)	2.78
4,000,000	1,333,331	0.55 (C$0.75)	3.59
500,000	166,666	1.10 (C$1.50)	3.93
4,500,000	-	1.10 (C$1.50)	4.26
88,440	-	1.09 (C$1.48)	4.16
6,700	6,700	1.10 (C$1.50)	4.63
250,000	-	1.10 (C$1.50)	4.92
500,000	-	1.10 (C$1.50)	4.92
13,495,140	3,940,028	0.66	3.69

Gage Growth Corp. (formerly, Wolverine Partners Corp.)

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For six months ended June 30, 2020 and 2019

(In United States Dollars, unless stated otherwise)

(Unaudited)

18.       RELATED PARTY TRANSACTIONS

The Company's key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company. Key management personnel include members of the Board of Directors, Chief Executive Officer/President and Chief Financial Officer. Compensation of key management personnel may include short-term and long-term benefits. Short-term benefits include salaries and bonuses. Share-based compensation include warrants and stock options vested during the year.

Compensation provided to key management is as follows:

	June 30, 2020	June 30, 2019
	$	$
Salaries and benefits	321,174	11,836
Share-based payments	2,371,782	112,170
	2,692,956	124,006

As discussed in Note 26, the Company issued both USD and CAD debenture units on September 30, 2020. The Executive Chairman and Director of the Corporation, Bruce Linton, purchased 1,400 Canadian Debenture Units in connection with the Canadian Debenture Unit financing. Each warrant entitles the holder to purchase one Subordinate Voting Share at a price of CAD 1.50 for a period of 18 months following a liquidity event as defined under the warrant certificate. The terms on the Debenture Units purchased by Mr. Linton were consistent to those offered to non-related parties.

19.       NON-CONTROLLING INTEREST

Non-controlling interest (“NCI”) represents equity interests owned by parties that are not shareholders of the ultimate parent. Non-controlling interest is to be initially measured either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement is made on a transaction-by-transaction basis. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.

As of and for the six months ended June 30, 2020, non-controlling interest included the following amounts before intercompany eliminations:

	Spartan Services LLC	Spartan Licensing LLC	Spartan Properties LLC	Spartan Holdings LLC	AEY Capital LLC	Thrive Enterprises	3 State Park LLC	Buena Vista Real Estate	AEY Holdings, LLC	Total
Total Assets	9,229,887	1,447,761	29,661,473		7,292,419	1,217,442	-	-	587,488	49,436,471
Total Liabilities	(12,646,033)	(2,649,031)	(29,473,049)	-	(13,005,548)	(3,662,294)	(233,030)	(315,094)	(575,565)	(62,559,644)
Net Assets	(3,416,146)	(1,201,270)	188,424	-	(5,713,129)	(2,444,852)	(233,030)	(315,094)	11,923	(13,123,174)
Net Assets attributable to NCI	(1,663,663)	(585,018)	91,762	-	(5,713,129)	(2,444,852)	(233,030)	(315,094)	11,923	(10,851,101)

Revenue	67,891	150,000	614,513	-	16,756,927	4,686,249	-	-	1,328,579	23,604,158
Net loss	(772,136)	164,613	326,996	-	(200,237)	(435,779)	(200,128)	(53,122)	11,923	(1,157,870)
Net loss attributable to NCI	(376,150)	80,045	159,208	-	(200,237)	(435,779)	(200,128)	(53,122)	11,923	(1,014,240)

NCI percentage at June 30, 2020	48.70%	48.70%	48.70%	48.70%	100%	100%	100%	100%	100%

As of and for the six months ended June 30, 2019, non-controlling interest included the following amounts before intercompany eliminations:

Gage Growth Corp. (formerly, Wolverine Partners Corp.)

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For six months ended June 30, 2020 and 2019

(In United States Dollars, unless stated otherwise)

(Unaudited)

	Spartan Services LLC	Spartan Licensing LLC	Spartan Properties LLC	Spartan Holdings LLC	AEY Capital LLC	Thrive Enterprises	3 State Park LLC	Buena Vista Real Estate	Total
Total Assets	15,573,928	2,262,929	5,476,336		443,817	63,795	-	-	23,820,805
Total Liabilities	(15,411,250)	(2,544,013)	(5,470,218)	-	(2,275,956)	(518,545)	(24,453)	(79,861)	(26,324,296)
Net Assets	162,678	(281,084)	6,118	-	(1,832,139)	(454,750)	(24,453)	(79,861)	(2,503,491)
Net Assets attributable to NCI	59,215	(102,315)	2,227	-	(1,832,139)	(454,750)	(24,453)	(79,861)	(2,432,076)
Revenue	-	-	6,885	-	-	-	-	-	6,885
Net loss	162,678	(281,084)	6,118	(25,160,280)	(1,832,139)	(454,750)	(24,453)	(79,861)	(27,663,772)
Net loss attributable to NCI	59,215	(102,315)	2,227		(1,832,139)	(454,750)	(24,453)	(79,861)	(2,432,076)
NCI percentage at June 30, 2019	36.40%	36.40%	36.40%	0.00%	100.00%	100.00%	100.00%	100.00%

20.       INCOME TAXES

There have been no material changes to income tax matters in connection with normal course operations during the six months ended June 30, 2020. The Company is subject to federal and state income tax of Michigan. During the most recent period ended and fiscal year to date, there were no material changes to the statutory income tax rates in either jurisdiction.

Income tax (recovery) expense is recognized based on management’s estimate of the weighted average effective annual tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the condensed consolidated interim financial statements may differ from management’s estimate of the effective tax rate for the annual financial statements. For the six months ended June 30, 2020, the Company recorded income tax expense of $1,814,906 (2019 – income tax recovery of $258,484).

21.       COMMITMENTS AND CONTINGENCIES

Legal proceedings

In the normal course of business, the Company may become involved in legal disputes regarding various litigation matters. In the opinion of management, any potential liabilities resulting from such claims would not have a material effect on the financial statements.

Contractual Construction Agreements

The Company has entered into construction contracts with two contractors for three locations under construction as of December 31, 2019. The sum of these contracts as of June 30, 2020 was $6,497,879 (December 31, 2019 - $5,911,418) and, the sum owing totaled $5,052,338 (December 31, 2019 - $5,737,571).

Government regulations

Cannabis is categorized as a Schedule-1 controlled substance by the Drug Enforcement Agency. A Schedule-1 controlled substance is defined as a substance that has no currently accepted medical use in the United States, a lack of safety for use under medical supervision, and a high potential for abuse. Although Federal law still categorizes cannabis as a Schedule-1 controlled substance and it is illegal to grow, possess and consume under Federal law and the United States Department of Justice, over thirty-three states and the District of Columbia have passed state laws that permit doctors to recommend prescribing cannabis for medical use, and over ten states and the District of Columbia have enacted laws that legalize the adult-use and recreational use of cannabis. Since federal law criminalizing the use of cannabis preempts state laws that legalize its use, strict enforcement of federal law regarding cannabis would likely result in the Company’s inability to proceed with our business plans. In addition, the Company’s assets, including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

Gage Growth Corp. (formerly, Wolverine Partners Corp.)

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For six months ended June 30, 2020 and 2019

(In United States Dollars, unless stated otherwise)

(Unaudited)

COVID-19

During the six-month period ended June 30, 2020, the outbreak of the novel strain of the coronavirus, specifically identified as SARS-CoV-2 or ‘COVID-19’, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine period and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. As of the date of issuance of the financial statements, it is not possible to reliably estimate the length and severity of these developments and its impact on the financial results and financial condition of the Corporation.

22.       SEGMENT INFORMATION

For the six months ended June 30, 2020, the Company operates in one segment, which is the production and sale of medical cannabis in Michigan, United States. All property, plant, and equipment are located in Michigan, United States. All revenue was generated in Michigan, United States.

23.       NET LOSS PER SHARE

Basic loss per share is calculated by dividing profit or loss attributable to equity holders of the Company (the numerator) by the weighted average number of shares outstanding (the denominator) during the period. Potentially dilutive shares, such as warrants and options, were excluded from the calculations of diluted net loss per share for the six months ended June 30, 2020 and 2019 as they are deemed to be antidilutive.

24.       FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company, as part of its operations, carries financial instruments consisting of cash and cash equivalents, accounts receivable, term deposits, interest receivable, convertible debenture, promissory note, marketable securities, investments, accounts payable and accrued liabilities, lease assignment payable, lease liabilities and property purchase payable. It is management's opinion that the Company is not exposed to significant credit, interest, or currency risks arising from these financial instruments except as otherwise disclosed.

Fair value

Fair value represents the price at which a financial instrument could be exchanged in an orderly market, in an arm's length transaction between knowledgeable and willing parties who are under no compulsion to act.

The Company classifies the fair value of the financial instruments according to the following hierarchy based on the number of observable inputs used to value the instrument as follows:

Level 1: Fair value measurements are those derived from quoted prices (unadjusted) in the active market for identical assets or liabilities.

Level 2: Fair value measurements are those derived from inputs other than quoted prices that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (derived from prices).

Level 3: Fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

Gage Growth Corp. (formerly, Wolverine Partners Corp.)

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For six months ended June 30, 2020 and 2019

(In United States Dollars, unless stated otherwise)

(Unaudited)

The fair value of cash and cash equivalents is determined on level 1 inputs. The fair value of marketable securities is determined on level 1 and the fair value of investments in private companies is determined on level 3. The carrying amount of accounts receivable, promissory note, interest receivable, convertible debentures, accounts payable and accrued, lease assignment payable and accrued liabilities, lease assignment payable and property purchase payable approximates its fair value due to the short-term maturities of these items.

Financial instruments risk

The Company is exposed to varying degrees of financial instrument related risks. The Company mitigates these risks by assessing, monitoring, and approving the Company’s risk management processes. A summary of the Company’s risk exposures as it relates to financial instruments is as follows:

Interest rate risk

Interest rate risk relates to changes in interest rates which will affect the Company’s income, or the value of the financial instruments held.  As at June 30, 2020 the Company had financial instruments totaling $10,774,510 (2019 - $22,683,596) consisting of which $4,051,163 (2019 - $9,705,991) was in cash and cash equivalents, term deposits $Nil (2019 - $6,500,000), convertible debentures of $352,731 (2019 - $363,962), promissory note of $512,008 (2019 - $504,113), lease assignment payable of $550,000 (2019 – $1,450,000) and lease liabilities of $2,738,462 (2019 - $1,561,726) and property purchase payable of $2,570,146 (2019 - $2,597,804) with fixed interest rates and as such the Company is not exposed to significant interest rate risk.

Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or a counterparty to a financial instrument fails to meet its contractual obligations.  Credit risk from customers is minimal as most sales are cash sales from the retail stores. The Company is exposed to credit risk from cash and cash equivalents of $4,051,163 (2019 - $9,705,991), term deposits of $Nil (2019 - $6,500,000), accounts receivable of $266,396 (2019 - $35,177), investments of $12,516,806 (2019 - $12,329,330), convertible debenture of $352,731 (2019 - $363,962), other receivables of $1,692,525 (2019 – Nil) and promissory note of $512,008 (2019 - $504,113). The risk exposure is limited to their carrying amounts at the consolidated statement of financial position date.  The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities. The Company typically settles its financial obligations in cash. The ability to settle obligations in cash is dependent on the Company raising financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs.

Maturity analysis of liabilities all of which are due in next twelve months can be summarized as follows:

	June 30, 2020	December 31, 2019
	$	$
Accounts payable and accrued liabilities payables	6,904,187	4,152,165
Current tax payable	1,038,500	-
Lease assignment payable	550,000	1,450,000
Lease liability	865,828	178,135
Property purchase payable	180,000	192,070
	9,538,515	5,972,370

Gage Growth Corp. (formerly, Wolverine Partners Corp.)

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For six months ended June 30, 2020 and 2019

(In United States Dollars, unless stated otherwise)

(Unaudited)

25.       CAPITAL MANAGEMENT

The Company’s objective is to maintain a sufficient capital base to maintain investor, creditor and customer confidence, to sustain future development of the business and to provide the ability to continue as a going concern. Management defines capital as the Company’s shareholders’ equity. The Board of Directors does not establish quantitative return on capital criteria for management; but rather promotes year over year sustainable growth. The Company currently has not paid any dividends to its shareholders.

As at June 30, 2020 total managed capital was comprised of shareholders’ equity of $48,837,122 (2019 - $54,042,893). There were no changes in the Company’s approach to capital management during the period ending June 30, 2020 and December 31, 2019.

As of June 30, 2020, the Company is not subject to externally imposed capital requirements.

26.       SUBSEQUENT EVENTS

The following are events occurring subsequent to June 30, 2020 and up to March 22, 2021:

(a)	On July 3, 2020, the Corporation opened its fifth provisioning center in Traverse City, Michigan.

(b)	On July 20 and September 1, 2020, the Corporation granted 400,000 and 200,000 stock options, respectively, to employees of the Corporation. The options are exercisable at CAD $1.50 per share for a period of 5 years subject to three year vesting terms.

(c)	On August 25, 2020, the Company through its wholly owned subsidiary, Spartan Partners Properties LLC, entered into Purchase Agreements with Koach whereby Koach purchased the Company’s real properties located in Bay City, Michigan, Traverse City, Michigan and Kalamazoo, Michigan (the “Properties”) for a total of $5,050,000. On August 26th, 2020, the Company entered into lease agreements for the Bay City, Traverse City, and Kalamazoo properties for a term of 10 years with two extension options of 10 years each. The terms of the lease agreements provide a one-time right of first refusal to purchase the property and the right to purchase the property at $1.3 million, $1.8 million, and $2.0 million, respectively.

(d)	On June 22, 2020, AEY Capital, LLC (“AEY Capital”), an affiliated licensed entity of the Corporation, entered into a Membership Interest Purchase Agreement with Dr. Mark Morin, wherein AEY Capital agreed to purchase 100% of the membership interests in Thrive Enterprises, LLC for an aggregate purchase price of $5,375,000. These agreements were contingent upon approval from the Michigan Marijuana Regulation Agency, such approval was received on September 3, 2020.

(e)	On September 30, 2020, the Company issued 2,300 debenture units at CAD 1,000 per unit and 750 debenture units at USD 1,000 per unit. Each CAD Unit comprised of one (1) CAD 1,000 debenture and 67 share purchase warrants. Each CAD warrant entitles the holder to purchase one Subordinate Voting Share at a price of CAD 1.50 for a period of 18 months following a liquidity event as defined under the warrant certificate. Each USD Unit comprised of one (1) USD 1,000 debenture and 87 share purchase warrants. Each warrant entitles the holder to purchase one Subordinate Voting Share at a price of USD 1.15 for a period of 18 months following a liquidity event as defined under the warrant certificate.

(f)	On October 1, 2020, the Corporation granted 100,000 Subordinate Voting shares to a former employee. On October 27, 2020, the Corporation granted 45,000 Subordinate Voting shares to a service provider. On December 2, 2020, the Corporation granted 925,000 Subordinate Voting shares to service providers.

(g)	On October 23, 2020, the Corporation executed a sale and leaseback of the Ferndale, Michigan facility and received proceeds of $1,912,077, which was net of a land contract payoff of $2,665,268. The lease terms are monthly payments of $52,286 with an annual escalation clause of 2.33% for 10 years. There are two 10-year renewal options at the end of each lease term, and the Corporation has the right to repurchase the property for $7,267,500 between the first and fourth anniversary of the lease inception date.

(h)	On October 27, 2020, the Corporation executed a sale and leaseback of the Grand Rapids, Michigan facility and received proceeds of $2,205,986. The lease terms are monthly payments of $25,630 with an annual escalation clause of 2.33% for 10 years. There are two 10-year renewal options at the end of each lease term, and the Corporation has the right to repurchase the property for $3,562,500 between the first and fourth anniversary of the lease inception date.

(i)	On January 27, 2021, the Corporation completed its offering (the “Reg A Offering”) of Subordinate Voting Shares pursuant to Regulation A, Tier 2, of the U.S. Securities Act. Pursuant to the Reg A Offering, the Corporation issued an aggregate of 28,571,400 Subordinate Voting Shares at a price of $1.75 per share and issued 23,757,145 warrants to purchase Subordinate Voting Shares at a price of $2.60 per share for a period of 3 years. The Company received aggregate gross proceeds of $49,999,950.

(j)	On February 2, 2021, the Corporation granted 1,088,900 options to certain employees, consultants, and officers and directors of the Corporation. Each of these options has an exercise price of $1.75 and expires on February 2, 2026. On February 2, 2021, the Company granted 160,000 Restricted Share Units (RSUs) to an employee and consultant of the Corporation. These shares will vest in two equal installments on August 2, 2021 and February 2, 2022. On February 9, the Company issued 100,000 Subordinate Voting shares to an employee and 70,000 Subordinate Voting shares to service providers. On March 1, 2021, the Company granted 860,000 options to certain employees, consultants, and officers and directors of the Corporation. Each of these options has an exercise price of $1.75 and expires on March 1, 2026. On March 8, 2021, the Company granted 355,000 shares to a contractor of the employee. On March 8, 2021, the Company granted 622,500 options to certain employees, consultants, and officers and directors of the Corporation. Each of these options has an exercise price of $1.75 and expires on March 8, 2026.

27.       CORRECTION OF PRIOR PERIOD ERRORS

The Company has restated its condensed consolidated interim financial statements for the six months ended June 30, 2020. The adjustments that were made to correct the interim financial statements were as follows:

•	The first adjustment was related to customer loyalty points and impacted the Company’s revenues, cost of sales and deferred revenue. It was discovered that the reported sales should have been reduced by customer loyalty points earned and this change also impacted cost of sales both of which were overstated. Also related to loyalty points, the Company determined that its assumed breakage rate of customer loyalty points was too low, so the Company reduced the rate of accrual and this adjustment impacted its revenues and deferred revenue balance.

•	The second adjustment was the impact of the sales reduction on the calculation of average sales price used in the Company’s biological assets. This impacted the Company’s unrealized gain on changes in fair value of biological assets as well as the biological asset value on the statement of financial position.
•	The third adjustment was the refinement of the calculation of the value of the options issued during 2020 as it was determined that the volatility used was incorrectly calculated and therefore the Company updated the volatility used in the Black Scholes model to value the options. This caused an increase in the value of the Company’s options issued which impacted both share based compensation expense as well as the amounts capitalized into equity for the options issued during the year.
•	The fourth adjustment related to a subsequent review of the Company’s sales and lease back documentation, during which it was concluded that these transactions should have been included in the June 30, 2020 statement of financial position.
•	The fifth adjustment related to a misclassification within shareholders’ equity between reserve for share based payments and accumulated other comprehensive income.
•	The last update is due to a determination that the tax treatment of unrealized gains and losses on one of our investments was applied to the wrong tax jurisdiction.

These corrections are noted in the “Corrections” column in the following tables.

Line items on the restated condensed consolidated interim statement of financial position at:

	June 30, 2020 (Unaudited)
	Previously Reported	Correction	As Restated
	$		$
Assets
Current
Cash and cash equivalents	4,051,163	-	4,051,163
Marketable securities	75,200	-	75,200
Term deposits	-	-	-
Accounts receivable	266,396	-	266,396
Convertible debenture	352,731	-	352,731
Interest receivable	22,007	-	22,007
Promissory note	512,008	-	512,008
Prepaids	212,238	-	212,238
Biological assets	1,087,242	(251,871)	835,371
Inventory	6,099,304	-	6,099,304
Other receivables	210,888	1,481,637	1,692,525
	12,889,177	1,229,766	14,118,943
Non-current assets
Property, plant and equipment	33,621,737	(1,541,437)	32,080,300
Right of use assets	3,217,503	1,231,485	4,448,988
Deposits	795,831	59,800	855,631
Intangible assets	411,617	-	411,617
Investments	12,516,806	-	12,516,806
	50,563,494	(250,152)	50,313,342
	63,452,671	979,614	64,432,285
Liabilities
Current
Accounts payable and accrued liabilities	6,904,187	-	6,904,187
Current tax payable	891,178	147,322	1,038,500
Lease liability	826,072	39,756	865,828
Lease assignment payable	550,000	-	550,000
Property purchase payable	180,000	-	180,000
Deferred revenue	950,494	(701,532)	248,962
	10,301,931	(514,454)	9,787,477
Non-current liabilities
Lease liability	680,905	1,191,729	1,872,634
Property purchase payable	2,390,146	-	2,390,146
Deferred tax liabilities	527,454	1,017,452	1,544,906
	3,598,505	2,209,181	5,807,686
	13,900,436	1,694,727	15,595,163
Shareholders' Equity
Share capital	68,196,741	-	68,196,741
Reserve for warrants	2,075,919	-	2,075,919
Reserve for share-based payments	3,219,114	(26,284)	3,192,830
Reserve for share exchange	58,969,446	-	58,969,446
Accumulated other comprehensive income (loss)	(2,579,603)	264,775	(2,314,828)
Deficit	(57,459,427)	(1,255,944)	(58,715,371)
	72,422,190	(1,017,453)	71,404,737
Non-controlling interest	(22,869,955)	302,340	(22,567,615)
Equity attributable to shareholders	49,552,235	(715,113)	48,837,122
	63,452,671	979,614	64,432,285

Line items on the restated condensed consolidated interim statement of loss and comprehensive loss at:

	For the six months ended June 30, 2020 (Unaudited)
	Previously Reported	Correction	As Restated
	$		$
Revenue	17,491,488	(505,380)	16,986,108
Cost of sales	(11,271,225)	1,206,912	(10,064,313)
	6,220,263	701,532	6,921,795
Unrealized gain on changes in fair value of biological assets	562,593	(251,871)	310,722
Gross Profit	6,782,856	449,661	7,232,517
Expenses
Share-based payments	3,754,383	238,491	3,992,874
	14,205,266	238,491	14,443,757
Loss from operations	(7,422,410)	211,170	(7,211,240)
Other (Income) expenses
Loss before taxes	(4,414,704)	211,170	(4,203,534)
Income tax expense (income)
Current	891,178	147,322	1,038,500
Deferred	(241,046)	1,017,452	776,406
Net loss for the period	(5,064,836)	(953,604)	(6,018,440)
Net loss attributable to subordinate shareholders	(3,748,256)	(1,255,944)	(5,004,200)
Net loss attributable to non-controlling interest	(1,316,580)	302,340	(1,014,240)
	(5,064,836)	(953,604)	(6,018,440)
Other comprehensive (loss) income ("OCI")
Items that will not be reclassified to profit or loss
Unrealized foreign currency translation gain (loss)	(3,331,629)	264,775	(3,066,854)
	(3,444,980)	264,775	(3,180,205)
Net loss and comprehensive loss for the period	(8,509,816)	(688,829)	(9,198,645)
Net loss and comprehensive loss attributable to subordinate shareholders	(7,193,236)	(991,169)	(8,184,405)
Net loss and comprehensive loss attributable to non-controlling interest	(1,316,580)	302,340	(1,014,240)
	(8,509,816)	(688,829)	(9,198,645)
Basic and Diluted net loss per share	$(0.05)	$(0.01)	$(0.06)

Line items on the restated condensed consolidated interim statement of cash flows at:

	Six months ended June 30, 2020
	Previously Reported	Correction	As Restated
	$		$
Operating activities
Net loss for the period	(5,064,836)	(953,604)	(6,018,440)
Adjustments for non-cash items:
Depreciation and amortization	930,773	1,725	932,498
Share-based payments	3,754,383	238,491	3,992,874
Change in fair value of investments	(185,282)	1	(185,281)
Change in fair value of convertible debenture	(3,043)	6,086	3,043
Deferred tax provision	(241,047)	1,017,453	776,406
Interest expense	256,897	(64,741)	192,156
Changes in working capital items:
Biological assets	(562,593)	251,871	(310,722)
Current tax payable	891,178	147,322	1,038,500
Deferred revenue	920,452	(701,533)	218,919
Net cash used in operating activities	(1,077,104)	(56,929)	(1,134,033)

Investing activities
Addition of intangible assets	(281,428)	7,262	(274,166)
Net cash used in investing activities	(289,041)	7,262	(281,779)

Increase in cash and cash equivalents	(2,605,449)	(49,667)	(2,655,116)
Effect of exchange rate changes on cash and cash equivalents	(3,049,379)	49,667	(2,999,712)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on this Form 1-SA and has duly caused this semi-annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Toronto, Ontario, Canada, on March 22, 2021.

Gage Growth Corp.

March 22, 2021	By:	/s/ Fabian Monaco
Fabian Monaco, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Form 1-SA has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Fabian Monaco	Chief Executive Officer and Director	March 22, 2021
Fabian Monaco

/s/ Bruce Linton	Executive Chairman and Director	March 22, 2021
Bruce Linton

/s/ David Watza	Chief Financial Officer	March 22, 2021
David Watza

/s/ Michael Hermiz	Director	March 22, 2021
Michael Hermiz

/s/ Michael Finos	President (USA), EVP and Director	March 22, 2021
Michael Finos

/s/ Dr. Rana Harb, PhD, MBA	Director	March 22, 2021
Dr. Rana Harb, PhD, MBA

/s/ Richard Mavrinac	Director	March 22, 2021
Richard Mavrinac

ACKNOWLEDGEMENT ADOPTING TYPED SIGNATURES

The undersigned hereby authenticate, acknowledge and otherwise adopt the typed signatures above and as otherwise appear in this filing and Offering.

Signature	Title	Date

/s/ Fabian Monaco	Chief Executive Officer and Director	March 22, 2021
Fabian Monaco

/s/ Bruce Linton	Executive Chairman and Director	March 22, 2021
Bruce Linton

/s/ David Watza	Chief Financial Officer	March 22, 2021
David Watza

/s/ Michael Hermiz	Director	March 22, 2021
Michael Hermiz

/s/ Michael Finos	President (USA), EVP and Director	March 22, 2021
Michael Finos

/s/ Dr. Rana Harb, PhD, MBA	Director	March 22, 2021
Dr. Rana Harb, PhD, MBA

/s/ Richard Mavrinac	Director	March 22, 2021
Richard Mavrinac

Exhibit B

GAGE GROWTH CORP.

Resolution of the Audit Committee (the "Audit Committee") of the Board of Directors of Gage

Growth Corp. (the "Corporation"), effective the 22nd day of March, 2021.

WHEREAS the Audit Committee has concluded that the Corporation's previously issued interim financial statements for the six-month period ending June 30, 2020, filed with the Securities and Exchange Commission on September 29, 2020 should no longer be relied upon because of an error in such financial statements.

AND WHEREAS the Audit Committee arrived at this conclusion while going through its year-end closing process and audit.

AND WHEREAS consequently, the Audit Committee desires to recommend to the board of directors of the Corporation (the "Board") to approve the restatement of the Corporation's condensed consolidated interim financial statements for the six-month period ending June 30, 2020 and related management's discussion and analysis (the "Restated Financial Statements"), in substantially the form circulated to the Audit Committee.

NOW THEREFORE BE IT RESOLVED THAT:

Recommendation of the Restated Financial Statements

1.	The Restated Financial Statements are hereby confirmed and approved.

2.	The Audit Committee hereby recommends to the Board that the Restated Financial statements be approved.

3.	Any member of the Audit committee, each with full authority to act without the others, is authorized and empowered to do all such other acts and deeds and to execute and deliver all such other documents and instruments as they may deem necessary or desirable for the purpose of implementing these resolutions.

General

4.	These resolutions may be executed in counterpart and such counterparts together shall constitute a single instrument. Delivery of an executed counterpart of these resolutions by electronic means, including, without limitation, by facsimile transmission or by electronic delivery in portable document format or tagged image file format, shall be equally effective as delivery of a manually executed counterpart hereof.

[Signature Page Follows]

The undersigned, being all of the directors of the Corporation entitled to vote upon the foregoing resolutions, hereby sign the foregoing resolutions as of the date first written above.

/s/ Richard Mavrinac	/s/ Mike Finos
Richard Mavrinac	Mike Finos

/s/ Bruce Linton
Bruce Linton

[Signature Page to Audit Committee Resolution]

Exhibit C

GAGE GROWTH CORP.

Resolutions of the Directors of Gage Growth Corp. (the "Corporation"), effective the 22nd day of March, 2021.

WHEREAS the audit committee (the "Audit Committee") of the board of directors (the "Board") of the Corporation concluded that the Corporation's previously issued interim financial statements for the six-month period ending June 30, 2020, filed with the Securities and Exchange Commission on September 29, 2020 should no longer be relied upon because of an error in such financial statements.

AND WHEREAS the Audit Committee arrived at this conclusion while going through the Corporation's year-end closing process and audit.

AND WHEREAS consequently, the Board desires to restate the Corporation's condensed consolidated interim financial statements for the six-month period ending June 30, 2020 and related management's discussion and analysis (the "Restated Financial Statements"), in substantially the form circulated to the Board.

NOW THEREFORE BE IT RESOLVED THAT:

Approval of Restated Financial Statements

1.	The Restated Financial Statements are hereby authorized and approved.

2.	Any one director or officer of the Corporation is hereby authorized to evidence this approval by signing the Restated Financial Statements.

3.	The Corporation is hereby authorized to file the Restated Financial Statements, and all other reports and filings under Regulation A, with the Securities and Exchange Commission.

General

4.	Any one officer or director of the Corporation is hereby authorized and directed to execute (with or without the seal of the Corporation) and deliver on behalf of the Corporation all such further instruments, documents or writings and take such further and other actions or steps as shall necessary or desirable from time to time in order to carry out fully the foregoing resolutions. Execution and delivery of such documents in the aforesaid manner shall be conclusive evidence that all instruments, documents and writings so executed and delivered are valid, binding obligations of the Corporation, enforceable against the Corporation in accordance with the terms thereof.

5.	These resolutions may be executed in counterpart and such counterparts together shall constitute a single instrument. Delivery of an executed counterpart of these resolutions by electronic means, including, without limitation, by facsimile transmission or by electronic delivery in portable document format or tagged image file format, shall be equally effective as delivery of a manually executed counterpart hereof.

[Signature Page Follows]

The undersigned, being all of the directors of the Corporation entitled to vote upon the foregoing resolutions, hereby sign the foregoing resolutions as of the date first written above.

/s/ Fabian Monaco	/s/ Michael Hermiz
Fabian Monaco	Michael Hermiz

/s/ Bruce Linton	/s/ Mike Finos
Bruce Linton	Mike Finos

/s/ Dr. Rana Harb	/s/ Richard Mavrinac
Dr. Rana Harb	Richard Mavrinac

[Signature Page to Directors Resolution]